FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005
                                           -----------

                         Commission file number: 1-13750
                                                 -------

                    Jilin Chemical Industrial Company Limited
                    -----------------------------------------
                 (Translation of registrant's name into English)

                              No.9, Longtan Street
                                Longtan District
                           Jilin City, Jilin Province
                         The People's Republic of China
                         ------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes |_|           No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable
                                   ------------------

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Signature                                                                     3

2005 interim report                                                           4

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


Date: August 23, 2005                  By: /s/ Yu Li
                                           -------------------------------------
                                           Name: Yu Li
                                           Title: Chairman

CONTENTS

                                IMPORTANT NOTICE

The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this interim report and believe that there are no misrepresentations or misleading statements in or material omissions from this interim report.

The Company's financial statements for the first six months of 2005 prepared under the People's Republic of China (the "PRC") Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS") are unaudited.

Mr. Ni Muhua, Mr. Jiang Jixiang, Mr. Li Chongjie and Ms. Fanny Li, the directors of the Company, did not attend the board meeting. Mr. Ni Muhua, Mr. Jiang Jixiang and Mr. Li Chongjie appointed Mr. Yu Li, the chairman of the Board and Ms. Fanny Li, an independent non-executive director, appointed Mr. Lu Yanfeng, an independent non-executive director, to attend and vote on their behalves in respect of the resolutions considered at the meeting.

Mr. Yu Li, the chairman, Ms. Zhang Liyan, the chief financial officer and Ms. Wang Chunxia, the head of the finance department, accept full responsibility for the truthfulness and completeness of the financial statements contained in this interim report.

                                                                           PAGES

COMPANY PROFILE                                                               2

CHANGES IN SHARE CAPITAL STRUCTURE AND MAJOR SHAREHOLDERS                     5

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT                                  7

MANAGEMENT DISCUSSION AND ANALYSIS                                            8

REVIEW OF SIGNIFICANT EVENTS                                                 14

FINANCIAL STATEMENTS

   PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (UNAUDITED)
     - Consolidated Interim Condensed Profit and Loss Account                17
     - Consolidated Interim Condensed Balance Sheet                          18
     - Consolidated Interim Condensed Cash Flow Statement                    19
     - Consolidated Interim Condensed Statement of Changes in
       Shareholders' Equity                                                  20
     - Notes to the Consolidated Interim Condensed Financial Statements      21

   PREPARED UNDER PRC GAAP (UNAUDITED)
     - Consolidated and Company Balance Sheets                               38
     - Consolidated and Company Profit and Loss Accounts                     40
     - Consolidated and Company Profit Appropriation Statements              41
     - Consolidated and Company Cash Flow Statements                         42
     - Notes to the Financial Statements                                     45

SUPPLEMENTARY INFORMATION
  - Significant Differences between PRC GAAP and IFRS                        80
  - Significant Differences between IFRS and US GAAP                         82
  - Asset Impairment Provision                                               85

DOCUMENTS AVAILABLE FOR INSPECTION AND ADDRESS FOR INSPECTION OF DOCUMENTS   86

COMPANY PROFILE

CHINESE NAME                : [CHINESE CHARACTERS]
ENGLISH NAME                : JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
ABBREVIATION                : [CHINESE CHARACTERS]
INITIALS                    : JCIC
REGISTERED ADDRESS          : No. 9, Longtan Street, Longtan District,
                              Jilin City, Jilin Province, PRC
POSTAL CODE                 : 132021
WEBSITE                     : http://www.jcic.com.cn
E-MAIL OF THE COMPANY       : jcic@jcic.com.cn
LEGAL REPRESENTATIVE        : Yu Li
COMPANY SECRETARY           : Zhang Liyan
CONTACT ADDRESS             : No. 9, Longtan Street, Longtan District,
                              Jilin City, Jilin Province, PRC
TELEPHONE NUMBER            : (86432) 3903651/3903652
FACSIMILE NUMBER            : (86432) 3028126
E-MAIL                      : zly@jcic.com.cn
NEWSPAPERS DESIGNATED       : China Securities, Securities Times;
  BY THE COMPANY FOR          Wen Wei Po, The Standard
  INFORMATION DISCLOSURE
INTERNET WEBSITE DESIGNATED : http://www.cninfo.com.cn
  BY THE CHINA SECURITIES
  REGULATORY COMMISSION
  ("CSRC") FOR THE COMPANY
  TO DISCLOSE ITS INTERIM
  REPORT
INTERNET WEBSITE DESIGNATED : http://www.hkex.com.hk
  BY THE HONG KONG STOCK
  EXCHANGE

ADDRESS FOR INSPECTION OF   : Jilin Chemical Industrial Company Limited
  THE COMPANY'S INTERIM
  REPORT                      The Secretary's Office to the Board of Directors

                              Hong Kong    : Fortune China Public Relations Ltd.
                                             Suite 2003-5 Vicwood Plaza
                                             199 Des Voeux Road Central,
                                             Hong Kong

STOCK EXCHANGES LISTINGS    : A shares     : Shenzhen Stock Exchange
                              Abbreviation : Jilin Chemical
                              Stock Code   : 000618

                              H shares     : Hong Kong Stock Exchange
                              Abbreviation : Jilin Chemical
                              Stock Code   : 0368

                              ADR          : New York Stock Exchange
                              Stock Code   : JCC
                              Ratio        : 1ADR=100H shares

OTHER INFORMATION
BUSINESS REGISTRATION NUMBER : 2200001000906
TAXATION REGISTRATION NUMBER : Ji Shi Guo Shui: 220203123975078
                               Ji Di Shui: 220203123975078
DOMESTIC AUDITOR             : PricewaterhouseCoopers Zhong Tian CPAs
                               Company Limited
                               Registered Accountants in the PRC
                               11th Floor, PricewaterhouseCoopers Center,
                               202 Hu Bin Road, Shanghai, PRC
INTERNATIONAL AUDITOR        : PricewaterhouseCoopers
                               Certified Public Accountants in Hong Kong
                               22nd Floor, Prince's Building,
                               Central, Hong Kong

FINANCIAL SUMMARY

PREPARED IN ACCORDANCE WITH PRC GAAP

                                                               FOR THE SIX MONTHS
                                                                 ENDED 30TH JUNE,
                                                                 2005             2004     Increase/
                                                                  RMB              RMB    (decrease)
                                                            UNAUDITED        unaudited
Net profit                                                123,956,551      605,087,927       (79.51%)
Net profit before non-operating loss                      125,884,635      644,854,087       (80.48%)
Earnings per share                                              0.035             0.17       (79.41%)
Return on net assets (%)                                        2.07%           15.58%        (13.51)
Net cash flow from operating activities                 2,145,757,163    1,478,751,765        45.11%

                                                                AS AT            As at
                                                           30TH JUNE,   31st December,
                                                                 2005             2004     Increase/
                                                                  RMB              RMB    (decrease)
                                                            UNAUDITED          audited
Current assets                                          2,198,546,381    3,327,819,333       (33.93%)
Current liabilities                                     5,999,171,982    7,628,841,391       (21.36%)
Total assets                                           12,717,874,138   14,392,756,371       (11.64%)
Shareholders' equity (excluding minority interests)     5,977,580,979    5,853,624,428         2.12%
Net assets per share                                             1.68             1.64         2.44%
Adjusted net assets per share                                    1.65             1.61         2.48%

NOTE: Non-operating loss was RMB1,928,084, of which net profit from disposal of fix assets was RMB4,638,282, reversal of assets impairment provision was RMB900,104, subsidy income was RMB2,683,084, other profits were RMB1,170,067, loss on non-seasonal shutdown was RMB12,269,275 and net income tax credit was RMB949,654.

PREPARED IN ACCORDANCE WITH IFRS

                                                               FOR THE SIX MONTHS
                                                                 ENDED 30TH JUNE,
                                                              2005              2004
                                                           RMB'000           RMB'000
                                                         UNAUDITED         unaudited
Profit attributable to equity holders of the Company       128,536           606,354
Earning per share                                         RMB 0.04          RMB 0.17
Return on net assets (%)                                     2.48%            19.45%

                                                             AS AT             As at
                                                        30TH JUNE,    31st December,
                                                              2005              2004
                                                           RMB'000           RMB'000
                                                         UNAUDITED           audited
Equity                                                   5,204,372         5,069,342
Net assets per share                                       RMB1.46           RMB1.42

SIGNIFICANT DIFFERENCES OF NET PROFIT AND PROFIT BETWEEN PRC GAAP AND IFRS

During the reporting period, net profit and profit under PRC GAAP and IFRS were RMB123,957 thousand and RMB135,030 thousand, respectively. The significant differences between PRC GAAP and IFRS are set out in the 'Supplementary Information' section in this interim report.

Return on net assets and profit per share were prepared in accordance with No. 9 Regulations regarding the Preparation of Information Announcement for Public Listed Companies Issued by CSRC:

                                         RETURN ON NET ASSETS (%)      PROFIT PER SHARE (RMB)
PROFIT FOR THE SIX MONTHS                                WEIGHTED                     WEIGHTED
ENDED 30TH JUNE, 2005                   FULLY DILUTED     AVERAGE    FULLY DILUTED     AVERAGE
Profit from principal operations                 9.87        9.97           0.1656      0.1656
Operating profit                                 2.92        2.95           0.0489      0.0489
Net profit                                       2.07        2.10           0.0348      0.0348
Net profit before non-operating loss             2.11        2.13           0.0354      0.0354

CHANGES IN SHARE CAPITAL STRUCTURE AND MAJOR SHAREHOLDERS

CHANGES IN SHARE CAPITAL STRUCTURE

During the reporting period, there was no change in the Company's share capital structure.

TOTAL NUMBER OF SHAREHOLDERS

As at 30th June, 2005, the Company had a total of 66,753 shareholders.

MAJOR SHAREHOLDERS

1. As at 30th June, 2005, the ten largest shareholders of the Company were as follows:

                                                                                            INCREASE/
                                                                                           (DECREASE)
                                                                                            OF SHARES
                                                                                           DURING THE
                                                                          NUMBER OF         REPORTING       PERCENTAGE
      NAME OF SHAREHOLDERS                              CLASS           SHARES HELD            PERIOD       OF HOLDING
                                                                           (SHARES)          (SHARES)              (%)
      1.    PetroChina Company Limited                  A shares      2,396,300,000                --          67.2914
      2.    HKSCC Nominees Limited                      H shares        822,166,699         2,322,000          23.0876
      3.    HSBC Nominees (Hong Kong) Limited           H shares        135,627,300                --           3.8086
      4.    Qiao Liang                                  A shares          1,450,000                --           0.0407
      5.    Zhang Li                                    A shares          1,250,000           220,000           0.0351
      6.    Huang Sujie                                 A shares          1,150,000         1,150,000           0.0323
      7.    Zhao Ying                                   A shares          1,060,000           180,000           0.0298
      8.    Shanghai Shi Hong Development               A shares            711,550           711,550           0.0200
              Company Limited
      9.    Tian Qiucheng                               A shares            706,050           706,050           0.0198
      10.   Industrial and Commercial Bank of           A shares            656,663           170,000           0.0184
              China-Rongtong Shenzheng 100 Index
              Securities Investment Fund

      NOTES:

      1. As far as the Company is aware, none of the ten largest shareholders of the Company is connected to or act in concert with each other.

      2. PetroChina Company Limited ("PetroChina") held 2,396,300,000 state-owned legal person shares issued by the Company, representing approximately 67.29 per cent of the Company's total share capital. Shares held by PetroChina in the Company were not pledged, locked up or held in trust during the six months ended 30th June, 2005.

      3. There was no shareholder for whom HKSCC Nominees Limited acted as nominees and whose shareholding accounted for 5 per cent or more of the total number of shares issued by the Company.

2. As at 30th June, 2005, the ten largest shareholders of listed shares of the Company were set out as follows:

                                                                                            INCREASE/
                                                                                           (DECREASE)
                                                                                            OF SHARES
                                                                                           DURING THE
                                                                          NUMBER OF         REPORTING       PERCENTAGE
      NAME OF SHAREHOLDERS                              CLASS           SHARES HELD            PERIOD       OF HOLDING
                                                                           (SHARES)          (SHARES)              (%)
      1.    HKSCC Nominees Limited                      H shares        822,166,699         2,322,000          23.0876
      2.    HSBC Nominees (Hong Kong) Limited           H shares        135,627,300                --           3.8086
      3.    Qiao Liang                                  A shares          1,450,000                --           0.0407
      4.    Zhang Li                                    A shares          1,250,000           220,000           0.0351
      5.    Huang Sujie                                 A shares          1,150,000         1,150,000           0.0323
      6.    Zhao Ying                                   A shares          1,060,000           180,000           0.0298
      7.    Shanghai Shi Hong Development               A shares            711,550           711,550           0.0200
              Company Limited
      8.    Tian Qiucheng                               A shares            706,050           706,050           0.0198
      9.    Industrial and Commercial Bank of           A shares            656,663           170,000           0.0184
              China-Rongtong Shenzheng 100 Index
              Securities Investment Fund
      10.   Chen Yu                                     A shares            610,000           610,000           0.0171

      NOTE: None of the ten largest shareholders of listed shares of the Company was found to be connected to or act in concert with each other as defined under the "Administration Rules for Disclosure of Changes in the Shareholdings of the Shareholders of Listed Companies" found. The Company is not aware that the ten largest shareholders of listed shares of the Company and the ten largest shareholders are connected to or act in concert with each other .

3. INTERESTS AND SHORT POSITIONS OF MAJOR SHAREHOLDERS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY Save as set out below, as at 30 June 2005, there was no other person (other than the directors, chief executive or supervisors of the Company) who was recorded in the register required to be kept under Section 336 of the SFO as having an interest or short position in the shares or underlying shares of the Company:

      INTEREST IN ORDINARY SHARES OF THE COMPANY

                                                                                         % OF TOTAL
                              NUMBER AND        % OF TOTAL    % OF TOTAL    % OF TOTAL       ISSUED
      NAME OF                 TYPE OF SHARES  ISSUED SHARE        ISSUED        ISSUED     UNLISTED
      SHAREHOLDERS            CAPACITY             CAPITAL      H SHARES      A SHARES       SHARES
      PetroChina              2,396,300,000          67.29            --            --         100%
                              Beneficial owner
                              State-owned legal
                              person shares

      HKSCC Nominees          822,166,699            23.09         85.22            --           --
                              Nominee
        Limited               H Shares

      HSBC Nominees           135,627,300             3.81         14.06            --           --
                              Nominee
        (Hong Kong) Limited   H Shares

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

SHARES HELD BY THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1. As at 30th June, 2005, each of Mr. Shi Jianxun and Mr. Ni Muhua, the directors, and Mr. Zou Haifeng, the supervisor, held 3,550 shares in the Company, respectively; Mr. Li Shumin, the supervisor, held 7,000 shares in the Company; and none of the other directors, supervisors and senior management held any shares in the Company.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN SHARES, UNDERLYING SHARES AND DEBENTURES

      Save as set out above, as at 30th June, 2005, none of the directors or supervisors had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong (the "SFO") as recorded in the register required to be kept under
      Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").

      None of the directors, supervisors and senior management (including their spouse and children under 18 years of age) has been granted or has exercised any rights to subscribe for shares or any underlying shares (or warrants or debentures, if applicable) of the Company.

3.    AUDIT COMMITTEE

      The audit committee and the management of the Company have reviewed the accounting principles, accounting standards and discussed matters relating to auditing, internal supervising and financial reporting, including the unaudited interim report for the six-month period ended 30th June, 2005.

APPOINTMENT AND REMOVAL OF DIRECTORS AND SENIOR MANAGEMENT

Mr. Zhang Xingfu, a director of the Company, was appointed as the general manager of the Company by the Board on 27th June, 2005. The extraordinary general meeting of the Company was held on 12th August, 2005, at which Ms. Yang Dongyan, Mr. Xiang Ze and Mr. Li Chongjie were elected and appointed as directors of the Company, and Mr. Wang Jianrong and Mr. Xue Feng were elected and appointed as supervisors of the Company (shareholders' representative). Mr. Bai Xuefeng was elected by the Company's employees as a supervisor of the Company (employees' representative). Ms. Yang Dongyan was elected as the deputy chairman of the Board and Mr. Zhang Xinfu was appointed as an authorized representative of the Company on 12th August, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

PRODUCTION AND OPERATION DURING THE REPORTING PERIOD

1.    OVERALL OPERATION

      The Group is principally engaged in the production and sale of petroleum products, petrochemical, organic chemical and synthetic rubber products.

      During the first half of 2005, the Company implemented a strategy of vertical integration in refinery to improve and adjust its overall product mix; closely monitored the development of product market and took full advantage of any price movement of products so as to adjust its product sales strategy in a timely manner; continued to improve efficiency, save energy and reduce wastage for the purpose of imposing stringent control on costs and expenses; continued to improve internal control to enhance capital management and increase efficiency in the use of capital.

      For the first half of 2005, the sales revenue and sales of the Company and its subsidiaries (together "the Group") amounted to RMB16,122.195 million and RMB17,992.634 million, respectively, under PRC GAAP and IFRS, representing the increase of 28% and 31% from the same period in 2004. The continuing substantial increase in the price of crude oil drove the price of refined oil to move upward, which unfortunately failed to offset any impacts caused by price rise in crude oil. Actual realized net profits and profits of the Company were RMB123.957 million and RMB135.030 million, respectively, down by 80% and 77% as compared to the corresponding period in 2004.

2.    OPERATING REVENUES AND PROFITS FROM PRINCIPAL BUSINESS ACTIVITIES

      For the first half of 2005, in accordance with PRC GAAP, actual realized revenue from the sale of the Group's petroleum products was RMB7,589.622 million, which accounted for 47% of the revenue from principal business activities and the requisite cost of sales was RMB8,519.813 million, with a gross profit margin of -12%; actual realized revenue from the sale of petrochemical and organic chemical products was RMB7,315.044 million, which accounted for 45% of the revenue from principal business activities and the requisite cost of sales was RMB5,544.427 million , with a gross profit margin of 24%; actual realized revenue from the sale of synthetic rubber products was RMB878.241 million, which accounted for 5% of the revenue from principal business activities and the requisite cost of sales was RMB706.814 million, with a gross profit margin of 20%.

3. The Company conducts its principal business in the PRC and does not engage in any other industry other than the petrochemical industry. During the reporting period, there was no change in the Company's principal business, nor was the Company engaged in any other business which had material impact on its net profits during such reporting period.

4. During the reporting period, no jointly-invested company had an impact of more than 10% on the net profits of the Company.

5.    PROBLEMS AND DIFFICULTIES IN THE OPERATION OF THE COMPANY

      For the first half of 2005, the continuing substantial increase in the price of crude oil drove the price of refined oil to move upward, which unfortunately failed to offset any impacts caused by price rise in crude oil. As a result, the Group recorded a loss from the sale of its petroleum products, thereby adversely affecting the overall performance of the Company. For the first half of 2005, net profits of the Company decreased by 80% as compared to the same period in 2004.

OPERATING RESULTS AND FINANCIAL RESULTS ANALYSIS

I.    UNDER PRC GAAP

      1. For the six months ended 30th June 2005, revenue realized from the principal business of the Group was RMB16,122.195 million, an increase of 28% from the same period in 2004. This increase was principally attributable to an increase in the total number of products of the Group, such as petroleum products, petrochemical, organic chemical and synthetic rubber products, and the increase in their price.

                  (1)   PETROLEUM PRODUCTS

                  In the first half of 2005, revenue from the sale of petroleum products was RMB7,589.622 million, an increase of RMB1,157.868 million from the same period in 2004. The increase was primarily attributable to an increase in the volume of the Group's crude oil processing by 16% from last year to 3.5 million tons in the first half of 2005. In addition, the weighted average price of petroleum products grew by 16% from RMB2,416/ton in the first half of 2004 to RMB2,798/ton in the first half of 2005.

                  (2)   PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS

                  In the first half of 2005, revenue realized from the sale of petrochemical and organic chemical products was RMB7,315.044 million, representing an increase of RMB2,252.693 million from the same period in 2004. This increase was principally attributable to an increase in the demand of petrochemicals from enterprises engaged in the downstream segment of the petrochemical industry, which has resulted in the sales volume and weighted average price of such products increasing by 16% and 25%, respectively, from the same period in 2004 to 1.07 million tons and RMB6,841/ton.

                  (3)   SYNTHETIC RUBBER PRODUCTS

                  In the first half of 2005, revenue realized from the sale of synthetic rubber products was RMB878.241 million, an increase of RMB154.964 million from the same period in 2004. The increase was principally attributable to an increase in the weighted average price of such products by 24% from the same period in 2004.

      2. The cost of principal business increased by 38% to RMB15,123.413 million in the first half of 2005 from RMB10,955.477 million in the first half of 2004. This increase was principally attributable to a growth in the sales volume of the Company's products and the volume of crude oil processing, as well as an increase in the price of other raw materials. In the first half of 2005, the weighted average price of the Group's crude oil cost was RMB3,016/ton, which represented an increase of 47% as compared to the same period in 2004.

            The cost of sales grew due to the continuing substantial increase in the price of crude oil. Therefore, profits of the Group from its principal business dropped by 52% as compared to the same period in 2004.

      3. Financial cost, administrative and operating costs decreased by 35% from RMB548.128 million in the first half of 2004 to RMB357.736 million in the first half of 2005, of which, the financial cost decreased by RMB67.410 million from the same period in 2004. This decrease was primarily due to a reduction in the Group's interest bearing borrowings and the replacement of the Company's high-interest bearing loans with low-interest bearing loans. As a result, interest expenses decreased by RMB58.083 million. The Group realized a net exchange gain of RMB12.197 million due to its foreign currency borrowing being affected by the interest rate fluctuation. Administrative expenses decreased from RMB382.719 million in the first half of 2004 to RMB267.197 million in the first half of 2005. This decrease was principally due to the provision of RMB76.870 million made for the decrease in inventory price and the provision of RMB22.533 million made for bad debts in the same period in 2004 which were not made during the current reporting period.

            In the first half of 2005, the Group recorded a loss from other business activities and its profits from operation fell by RMB57,733 million.

            Due to the above factors, the Group's profits from its operation decreased from RMB647.149 million in the first half of 2004 to RMB174.272 million in the first half of 2005.

      4. Compared to the first half of 2004, the Group's return from investment decreased by RMB2.166 million in the first half of 2005 due to a reduction of the Group's share of profits of its jointly controlled entity. The decrease of RMB56.186 million in non-operating expenses of the Group was principally attributable to no substantial loss incurred in the disposal of fixed assets during the reporting period. In addition, revenue from subsidies and non-operating revenue increased by RMB8.199 million.

            Based on the aforesaid, the Group's total profits decreased from RMB592.302 million in the first half of 2004 to RMB181.643 million in the first half of 2005.

            In the first half of 2005, the income tax of the Group amounted to RMB51.192 million, which consists of the deferred tax liabilities arising from the acceleration of depreciation and amortization, and the deferred tax assets resulting from taxation loss in the first half of 2005. In the same period in 2004, the Company did not make up in full its accumulated loss for 2002 and the previous years in accordance with applicable taxation laws and no deferred tax assets in respect of such taxation loss had been confirmed. Therefore, there was no income tax in the same period in 2004. In addition, the minority interest of the Group was RMB6.494 million during the reporting period. After deducting the above, the Group recorded a net profit of RMB123.957 million in the first half of 2005.

      5. Net increase in cash and cash equivalents amounted to RMB25.671 million in the first half of 2005, and net decrease in cash and cash equivalents amounted to RMB19.221 million in the same period of 2004. This change was primarily attributable to the improvement of capital management and an increase in the turnover of capital of the Company.

      6. As at 30th June, 2005, the total assets of the Group was RMB12,717.874 million, representing a decrease of 12% as compared to the percentage as at 31st December, 2004. This decrease was principally attributable to a decrease in inventories and an increase in accumulated depreciation.

      7. As at 30th June, 2005, the shareholder's equity of the Group was RMB5,977.581 million, representing an increase of 2% from 31st December, 2004. This increase was primarily attributable to an increase in net profits during the reporting period.

II.   UNDER IFRS

      1. In the first half of 2005, total turnover of the Group was RMB17,992.634 million, up 31% from the same period in 2004. This increase was primarily attributable to an increase in market demand, thus resulting in the simultaneous increase in the Group's sales volume and the weighted average price of its products.

                  (1)   PETROLEUM PRODUCTS

                  Revenue of petroleum products increased by 17% from RMB6,212.553 million in the first half of 2004 to RMB7,263.050 million in the first half of 2005, which accounted for 40% of its total turnover attributable to petroleum products. The increase in revenue was principally attributable to an increase of weighted average price and sales volume of petroleum products by 16% and 2%, respectively, from the same period in 2004.

                  (2)   PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS

                  Revenues of petrochemical and organic chemical products increased by 45% from RMB5,493.959 million in the first half of 2004 to RMB7,943.724 million in the first half of 2005, which accounted for 44 % of the total turnover attributable to such products. This increase was principally attributable to an increase in market demand which has caused an increase of weighted average price and sales volume of petrochemical and organic chemical products by 25% and 16%, respectively, from the same period in 2004.

                  (3)   SYNTHETIC RUBBER PRODUCTS

                  Revenue of synthetic rubber products increased by 27% from RMB800.349 million in the first half of 2004 to RMB1,017.254 million in the first half of 2005. This increase was mainly attributable to an increase in the price of such products by 24% from the same period in 2004.

      2.    Cost and expenditure

            The cost of sales increased by 39% from RMB12,615.949 million in the first half of 2004 to RMB17,508.817 million in the first half of 2005. This increase was primarily attributable to an increase in the sales volume of the Company's products, volume of crude oil processing and the price of other raw materials. In the first half of 2005, the weighted average price of the Group's crude oil cost was RMB3,016/ton, which represented an increase of 47% from the same period in 2004, and the volume of crude oil processing was 3.5 million tons, which represented an increase of 16% from the same period in 2004.

            The Group's gross profit margin decreased by 5% in the first half of 2005 as compared to the same period in 2004 due to an increase in cost of sales in connection with the continuous surge in crude oil price.

            Distribution costs, administrative expenses and other operating expenses dropped by 40% from RMB384.770 million in the first half of 2004 to RMB230.143 million in the first half of 2005. This decrease was primarily attributable to the provisions made for diminution in value of trade and other receivables, construction in progress and intangible assets made in the first half of 2004 which were not made during the reporting period, a net loss of RMB34.158 million incurred from the retirement of fixed assets in the first half of 2004 and a net profit of RMB4.638 million so incurred during the reporting period.

            Due to the aforesaid factors, the Group's operating profit decreased from RMB729.256 million in the first half of 2004 to RMB253.674 million in the first half of 2005.

            Interest expenses decreased by 38% from RMB152.934 million in the first half of 2004 to RMB94.851 million in the first half of 2005. The decrease was principally attributable to a reduction in the Group's interest bearing borrowings and the replacement of high-interest bearing loans with low-interest bearing loans during the reporting period.

            In the first half of 2005, the Group recorded a net foreign exchange gain of RMB12.197 million, which increased by RMB9.1 million from the same period in 2004. This increase was mainly attributable to the foreign exchange rate fluctuation in favour of the Company's foreign currency borrowing during the reporting period.

            In the first half of 2005, the Group's shares of profit before taxation of its jointly controlled entity and associate stood at RMB11.396 million, as compared to RMB13.564 million in the first half of 2004. This change was primarily caused by a decrease of profit of its jointly controlled entity and associate during the reporting period.

            In the first half of 2005, the income tax of the Group amounted to RMB48.209 million, which consists of the deferred tax liabilities arising from the acceleration of depreciation and amortization, and the deferred tax assets resulting from taxation loss in the first half of 2005. In the same period in 2004, the Company did not make up in full its accumulated loss for 2002 and the previous years in accordance with applicable taxation laws and no deferred tax assets in respect of such taxation loss had been confirmed. Therefore, there was no income tax in the same period in 2004.

      3.    Liquidity and Capital Resources

            The Company depends upon cash flow from operations and loans to satisfy its ongoing liquidity and capital needs.

            Net cash flows from the Group's operating activities in the first half of 2005 was RMB2,059.624 million, as compared to RMB1,295.921 million in the first half of 2004. The increase of net cash inflows was primarily due to a decrease in inventories during the reporting period.

            Net cash used in investing activities in the first half of 2005 was RMB40.426 million, as compared to RMB195.203 million in the first half of 2004. This decrease was due to a decrease in capital expenditure during the reporting period.

            Net cash used in financing activities in the first half of 2005 was RMB1,993.527 million, as compared to RMB1,119.939 million in the first half of 2004. The change was due to a decrease in proceeds obtained from borrowings during the reporting period.

            As at 30th June, 2005, the Group's current assets amounted to RMB2,198.547 million and the current liabilities amounted to RMB5,999.173 million, which caused a negative working capital of RMB3,800.626 million. The Group regularly reviews its working capital and liquidity position and ensures the short term obligations of the Group are satisfied through the refinancing of indebtedness and other measures. China Petroleum Finance Company Limited, a subsidiary of our ultimate beneficial shareholder, has agreed to extend the term of a RMB8 billion loan facility provided to the Group up to 31st December, 2008. The Company believes that it has sufficient capital resources to meet its foreseeable working capital needs. As at 30th June, 2005, the Group's capital liabilities ratio was 12% as compared to 15% as at 31st December, 2004 (the capital liabilities ratio is calculated by dividing the long-term liabilities by the aggregate of shareholders' equity and long-term liabilities).

            As at 30th June, 2005, the Group's liquidity ratio was 37% and its quick ratio was 12%; inventory ratio was 7.66 times, an increase of
            0.45 times as compared to the same period in 2004.

            As at 30th June, 2005, the Group's aggregate borrowings were RMB1,988.563 million, a decrease of RMB1,993.527 million as compared to the figure as at 31st December, 2004, of which short-term borrowings was RMB1,268.212 million, representing a decrease of RMB1,817.863 million as compared to the level of short-term borrowings as at 31st December, 2004. Long-term borrowings were RMB720.351 million, representing a decrease of RMB175.664 million as compared to the same type of borrowings as at 31st December, 2004. These changes reflected an increase in the repayment amounts of the Group during the first half of 2005 which in turn led to a decrease in liabilities ratio.

            The Group does not have seasonal demands for capital.

      4.    Exchange Risk

            On 30th June, 2005, the Group's short-term borrowings were denominated in Renminbi and the portion of long-term borrowings denominated in foreign currency that was translated into RMB968.803 million was mainly a foreign currency-denominated loan for the 300,000-ton ethylene facility project. Foreign currency-denominated loans are mainly taken out in United States Dollar, Japanese Yen and Euro Dollar. The Group also experiences foreign exchange risk in making payments related to the import of raw materials and machinery, which needs to be converted into the applicable foreign currency from Renminbi. In addition, dividends for H shares are also payable in foreign currency. Hence, any fluctuation in foreign exchange rates will have a significant impact on the Group. In the first half of 2005, the Group had a net foreign exchange gain of RMB12.197 million.

      5.    Employees

            As at 30th June, 2005, the Company had a total of 20,187 employees. The aggregate remuneration paid to them was RMB378.110 million.

      6.    Charges of Assets

            The Group has not created any charges on any of its principal assets as at 30th June, 2005.

      7.    Contingent Liabilities

            The Group did not have any significant contingent liabilities as at 30th June, 2005.

INVESTMENT (CAPITAL NOT OBTAINED FROM FUND-RAISING ACTIVITIES)

During the first half of 2005, the Company did not carry out any large-scale technological renovation projects. The total investment attributable to such projects was RMB57.174 million as at 30th June, 2005.

PROSPECTS OF THE SECOND HALF OF 2005

For the second half of 2005, the Company will further strengthen the following:
(i) the management of safety production by arranging for installation and overhaul of equipment so as to ensure its production facilities run at full capacity; (ii) the control on capital budget in order to use capital in a safely, reasonable and efficient manner, thereby speeding up the turnover of its capital; (iii) the control on cost budget by continuing to implement a low-cost strategy to reduce the production and operation costs; (iv) the marketing management in order to respond to the changes in petrochemical and chemical products. The Company expects the processing capacity for crude oil to reach 3.5 million tons in the second half of 2005. In view of the continuing increase in the price of crude oil to a high level which may not be offset by the increase in the price of refined oil, the actual realized profits for the period from January to September 2005 is expected to decrease by over 50% as compared to the same period in 2004.

REVIEW OF SIGNIFICANT EVENTS

1.    CORPORATE GOVERNANCE STRUCTURE

      The Company's corporate governance structure was in compliance with the requirements of the Listed Company Governance Guidelines.

2.    PROPOSED INTERIM DISTRIBUTION AND TRANSFER FROM COMMON RESERVE TO SHARE
      CAPITAL

      The directors resolved not to declare any interim dividend and did not make any transfer from the common reserves to the Company's share capital during the first six months ended 30th June, 2005.

3.    PREVIOUS YEAR'S PROFIT DISTRIBUTION

      According to the Company's 2004 annual general meeting of the Company, no final dividend was declared and no transfer was made from the common reserve to the Company's share capital for 2004.

4. The Company was not involved in any material litigation or arbitration during the reporting period.

5. During the reporting period, there were no mergers, acquisitions or restructuring involving the Company or any member of the Group.

6.    SIGNIFICANT CONNECTED TRANSACTION

      The prices paid by the Company for utilities and supporting services supplied by Jilin Chemical Group Corporation ("JCGC") were based on the State prices, market prices or actual cost as provided for in the service agreement entered into between the Company and JCGC. The other connected transactions between the Company and JCGC were based on normal commercial terms or on terms that were fair and reasonable so far as the shareholders of the Company are concerned. The connected transactions between the Company and PetroChina were based on the terms approved by shareholders at the extraordinary shareholders' meeting held on 20th January, 2005. The connected transactions of the Group were settled by debit of bank accounts. Such connected transactions were carried out in the normal course of the Group's production and operations, which also increased the Group's profit. Details of these connected transactions are set out in note 16 and VII to the financial statements prepared in accordance with IFRS and PRC GAAP, respectively.

(1) PURCHASE AND SALE OF GOODS, PROVISION OF SERVICES AND FINANCIAL ASSISTANCE

                                                        FOR THE SIX MONTHS ENDED   PERCENTAGE OF THE SAME
                                                                  30TH JUNE 2005     TYPE OF TRANSACTIONS
                                                                       (RMB'000)                        %
      PETROCHINA:
      Purchase of crude oil                                            7,381,607                    76.52
      Purchase of production materials                                 3,087,316                    76.94
      Lease of machinery and equipment                                    15,650                    93.62
      Production safety insurance funds                                   16,576                    90.23
      Sale of gasoline and diesel oil                                  6,370,666                      100
      Sale of petrochemical products                                   5,781,711                    46.48
      Railway transport and water treatment services                      17,093                    33.00

      JCGC:
      Sale of products                                                   803,708                     4.60
      Examination and maintenance services                                 1,552                     1.60
      Construction of fixed assets                                         6,406                    12.00
      Purchase of production materials and spare parts                    55,903                    23.80
      Welfare and supporting services                                     42,450                    20.80
      Operating lease rentals on land & property                           3,200                      100

      CNPC:
      Interest receivable                                                    205                    24.91
      Interest payable                                                    58,392                    61.56
      Purchase of materials                                                4,883                     0.04

(2) Information relating to the rights, debts and guarantees of related parties are set out in note VII to the financial statements prepared under PRC GAAP.

7.    MATERIAL CONTRACTS AND PERFORMANCE

      (1) During the reporting period, the Company did not enter into any trust, sub-contracting or lease arrangements in respect of the assets of any third party nor has any third party entered into any trust, sub-contracting or lease arrangements in respect of the assets of the Company.

      (2) The Company had not entered into any significant guarantees during the reporting period and no significant guarantees entered into prior to the reporting period had been extended to the reporting period.

      (3) During the reporting period, the Company did not entrust any party with cash assets administration.

8. Neither the Company nor any shareholder holding an interest of 5 per cent or more in the issued share capital of the Company had provided any undertakings that may have a significant impact on the Company's operating results and financial conditions.

9. Neither the Company, the Board nor any directors of the Company had experienced any reprimand, penalties or complaints from or faced investigation by CSRC, or any public reprimand from any stock exchanges or any regulatory authority during the reporting period.

10.   PURCHASE, SALE AND REDEMPTION OF SHARES

      During the reporting period, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares.

11.   CODE ON CORPORATE GOVERNANCE PRACTICES

      None of the directors of the Company is aware of any information that would reasonably indicate that the Company did not comply with the Code on Corporate Governance Practices set out in Appendix 14 of the Listing Rules during the period.

12.   MODEL CODE

      The Company has adopted a code of conduct regarding directors' securities transactions in terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules.

      Having made specific enquiries and confirmed by all the directors of the Company, each of the directors had complied with the required standard set out in the Model Code and the Company's code of conduct regarding directors' securities transactions throughout the reporting period.

13.   TRUST DEPOSITS AND TRUST LOANS

      As at 30th June, 2005, the Company did not have any trust deposits and trust loans with any financial institutions and did not encounter any difficulty in making withdrawals.

14.   HOUSING REFORMS

      Since 1998, the Company had incurred a loss of RMB84.09 million due to the discount offered to its employees to purchase staff accommodation.

      In accordance with IFRS, the above loss was capitalized. The staff cost associated with the Company's employee housing reform programs was amortized on a straight-line basis over the remaining expected average employment period of the relevant employees.

      From 1st January, 1998 to 30th June, 2005, the total amount amortized was RMB54.55 million. The amount amortized in the first six months of 2005 was RMB4.66 million. As at 30th June, 2005, the above remaining deferred staff cost was approximately RMB29.54 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the first half of 2005, the net assets of the Company as at 30th June, 2005 would be reduced by approximately RMB29.54 million. Other than the employees' housing reform programs mentioned above, the Company had not implemented any employees' housing plan.

15. INFORMATION RELATING TO FUND OCCUPATION BY THE CONTROLLING SHAREHOLDER AND SUBSIDIARIES OF THE COMPANY AND INDEPENDENT NON-EXECUTIVE DIRECTORS' OPINION

      Excluding the normal course of production and operating activities, there were no instances where the controlling shareholder and its subsidiaries occupied the funds of the Company during the reporting period.

      During the reporting period, the independent non-executive directors were not aware of any conversion of the other's funds to own use between the Company and the controlling shareholder and related parties, which were out of the ordinary course of production and operating activities of the Company. The independent non-executive directors were not aware of any conversion of the Company's funds used by the controlling shareholder or other related parties, nor any provision of guarantee to any third party where the controlling shareholder and other related parties misused funds belonging to the Company or any instances of third party guarantees.

16.   There were no other significant events during the reporting period.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS (UNAUDITED)
The Board hereby announces the unaudited interim results of the Group for the six months ended 30th June, 2005 prepared under the PRC GAAP and the IFRS. The Company's Audit Committee and management have reviewed the accounting principles, accounting standards and measures adopted by the Group, and have reviewed internal supervision and financial reports, including the unaudited financial statement prepared under the PRC GAAP and IFRS and the additional information in respect thereof for the six months ended 30th June, 2005.

UNAUDITED CONSOLIDATED INTERIM CONDENSED PROFIT AND LOSS ACCOUNT
(PREPARED UNDER IFRS)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                                                        SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                    NOTES                     RMB                  RMB
TURNOVER                                                              3                17,992,634           13,729,975

Cost of sales                                                                         (17,508,817)         (12,615,949)

GROSS PROFIT                                                                              483,817            1,114,026

Distribution costs                                                                         (8,617)             (16,076)
Administrative expenses                                                                  (229,788)            (306,330)
Other operating income/(expenses), net                                                      8,262              (62,364)

OPERATING PROFIT                                                      4                   253,674              729,256

Interest expense                                                                          (94,851)            (152,934)
Interest income                                                                               823                  585
Exchange loss                                                                                 (29)              (3,829)
Exchange gain                                                                              12,226                6,926
Share of profit of a jointly controlled entity                                              8,443               12,559
Share of profit of an associated company                                                    2,953                1,005

PROFIT BEFORE TAXATION                                                                    183,239              593,568
Taxation                                                              5                   (48,209)                  --

PROFIT FOR THE PERIOD                                                                     135,030              593,568

ATTRIBUTABLE TO:
Equity holders of the Company                                                             128,536              606,354
Minority interest                                                                           6,494              (12,786)

                                                                                          135,030              593,568

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE
  TO THE EQUITY HOLDERS OF THE COMPANY DURING THE PERIOD              6                   RMB0.04              RMB0.17

DIVIDEND                                                              7                        --                   --

The accompanying notes are an integral part of these financial statements.

UNAUDITED CONSOLIDATED INTERIM CONDENSED BALANCE SHEET (PREPARED UNDER IFRS) AS OF 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS)

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                    NOTES                     RMB                  RMB
NON-CURRENT ASSETS
Property, plant and equipment                                         8                 8,937,297            9,368,990
Interests in a jointly controlled entity                                                   74,278               89,835
Investment in an associated company                                                        12,258                9,305
Intangible assets                                                     8                   466,523              515,047
Deferred income tax assets                                           15                   234,993              283,202

                                                                                        9,725,349           10,266,379

CURRENT ASSETS
Inventories                                                           9                 1,449,954            2,606,053
Accounts receivable                                                  10                   317,832              265,245
Prepaid expenses and other current assets                            11                   390,461              441,891
Cash and cash equivalents                                            12                    40,300               14,629

                                                                                        2,198,547            3,327,818

CURRENT LIABILITIES
Accounts payable and accrued liabilities                             13                 4,633,438            4,429,686
Current income tax liabilities                                                             97,523              113,079
Short-term borrowings                                                14                 1,268,212            3,086,075

                                                                                        5,999,173            7,628,840

NET CURRENT LIABILITIES                                                                (3,800,626)          (4,301,022)

TOTAL ASSETS LESS CURRENT LIABILITIES                                                   5,924,723            5,965,357

EQUITY
Equity attributable to equity holders of the Company
  Share capital                                                                         3,561,078            3,561,078
  Reserves                                                                              2,099,372            2,099,858
  Accumulated losses                                                                     (476,848)            (605,870)

                                                                                        5,183,602            5,055,066
Minority interest                                                                          20,770               14,276

Total equity                                                                            5,204,372            5,069,342

NON-CURRENT LIABILITIES
Long-term borrowings                                                 14                   720,351              896,015

                                                                                        5,924,723            5,965,357

The accompanying notes are an integral part of these financial statements.

UNAUDITED CONSOLIDATED INTERIM CONDENSED CASH FLOW STATEMENT
(PREPARED UNDER IFRS)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                                                        SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                    NOTES                     RMB                  RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period                                                                     135,030              593,568
Adjustments for:
  Taxation                                                            5                    48,209                   --
  Depreciation and amortisation                                       4                   540,316              562,937
  (Reversal)/provision for impairment of receivables                  4                      (882)              11,354
  (Reversal)/provision for impairment of prepaid expenses
    and other current assets                                          4                       (18)              11,179
  Inventories writedowns                                              4                        --               79,169
  Provision for impairment of property, plant and equipment           4                        --               19,814
  Provision for impairment of intangible assets                       4                        --                6,698
  Net (profit)/loss on disposal of property, plant and equipment      4                    (4,638)              34,158
  Share of profit of a jointly controlled entity                                           (8,443)             (12,559)
  Share of profit of an associated company                                                 (2,953)              (1,005)
  Interest income                                                                            (823)                (585)
  Interest expense                                                                         94,851              152,934
Changes in working capital:
  Accounts and other receivables (net)                                                      4,390             (221,291)
  Inventories                                                                           1,156,099               (7,391)
  Payables and accrued liabilities (net)                                                  199,352              249,185

CASH GENERATED FROM OPERATIONS                                                          2,160,490            1,478,165
Income tax paid                                                                           (15,556)                  --
Interest received                                                                             823                  585
Interest paid                                                                             (86,133)            (182,829)

NET CASH PROVIDED BY OPERATING ACTIVITIES                                               2,059,624            1,295,921

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                      (69,539)            (196,718)
Dividends received from a jointly controlled entity                                        24,000                   --
Proceeds from disposal of property, plant and equipment                                     5,113                1,515

NET CASH USED FOR INVESTING ACTIVITIES                                                    (40,426)            (195,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                             14                 2,861,390            4,854,427
Repayments of borrowings                                             14                (4,854,917)          (5,974,366)

NET CASH USED FOR FINANCING ACTIVITIES                                                 (1,993,527)          (1,119,939)

Increase/(decrease) in cash and cash equivalents                                           25,671              (19,221)
Cash and cash equivalents at beginning of period                                           14,629               35,499

Cash and cash equivalents at end of period                                                 40,300               16,278

The accompanying notes are an integral part of these financial statements.

UNAUDITED CONSOLIDATED INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY (PREPARED UNDER IFRS)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS)

                                              ATTRIBUTABLE TO EQUITY HOLDERS                 MINORITY     TOTAL EQUITY
                                                      OF THE COMPANY                         INTEREST
                                            SHARE      ACCUMULATED
                                          CAPITAL           LOSSES         RESERVES
                                              RMB              RMB              RMB               RMB              RMB
Balance at 1st January, 2004
  as previously represented             3,561,078       (3,151,353)       2,100,831                --        2,510,556

Representation as a result of
  the adoption of revised IAS 1
  and IAS 27 (NOTE 1)                          --               --               --            30,800           30,800

Balance at 1st January, 2004            3,561,078       (3,151,353)       2,100,831            30,800        2,541,356

Profit for the period                          --          606,354               --           (12,786)         593,568

Transfer to accumulated losses on
  realisation of revaluation reserve           --              486             (486)               --               --

Balance at 30th June, 2004              3,561,078       (2,544,513)       2,100,345            18,014        3,134,924

Balance at 1st January, 2005
  as previously represented             3,561,078         (605,870)       2,099,858                --        5,055,066

Representation as a result of the
  adoption of revised IAS 1
  and IAS 27 (NOTE 1)                          --               --               --            14,276           14,276

Balance at 1st January, 2005            3,561,078         (605,870)       2,099,858            14,276        5,069,342

Profit for the period                          --          128,536               --             6,494          135,030

Transfer to accumulated losses on
   realisation of revaluation reserve          --              486             (486)               --               --

BALANCE AT 30TH JUNE, 2005              3,561,078         (476,848)       2,099,372            20,770        5,204,372

The accompanying notes are an integral part of these financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM CONDENSED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

1.    BASIS OF PREPARATION AND ACCOUNTING POLICIES

      The unaudited consolidated interim condensed financial statements are prepared in accordance with International Accounting Standards 34 "Interim Financial Reporting". The accounting policies and methods of computation used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the annual financial statements for the year ended 31st December, 2004 except for the ones modified by the Company as a result of the adoption of the new revised International Financial Reporting Standards ("IFRS").

      In 2005, the Group adopted the new revised IFRS below, which are relevant to its operations. The 2004 comparative numbers have been amended as required, in accordance with the relevant requirements. The adoption of the IFRS did not result in substantial changes to the Group's accounting policies. In summary:

      -- IAS 1 and 27 (both revised in 2003) have affected the presentation of minority interest; IAS 1 (revised in 2003) requires the disclosure of critical accounting estimates.

      --    IAS 2, 8, 10, 16, 17, 21, 28, 31, 32, 33 (all revised in 2003) and
            39 (revised in 2004) had no material effect on the Group's policies.

      -- IAS 24 (revised in 2003) has affected the identification of related parties and some other related-party disclosures (see the revised accounting policy below).

      -- IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operation, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the periods presented.

RELATED PARTIES

      Related parties include China National Petroleum Corporation ("CNPC") and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by PRC government, corporations in which the Company is able to control, jointly control or exercise significant influence, key management personnel of the Company, PetroChina Company Limited ("PetroChina") and CNPC and their close family members.

      Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

      These unaudited consolidated interim condensed financial statements should be read in conjunction with the 2004 annual financial statements where the accounting policies are described in more detail.

      The results of operations for the six months ended 30th June, 2005 are not necessarily indicative of the results to be expected for the full year ending 31st December, 2005.

NEW ACCOUNTING DEVELOPMENTS

      In December 2004, the International Financial Reporting Interpretation Committee ("IFRIC") released IFRIC 4 "Determining whether an arrangement contains a lease", effective for annual periods on or after 1st January, 2006. The Group is evaluating the matter and effect of adoption of IFRIC 4.

2.    CRITICAL ACCOUNTING ESTIMATES

      Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

      The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within 2005 are discussed below.

(A)   IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

      The Group assesses its property, plant and equipment for possible impairment whenever events or change in circumstance indicate that the carrying value of the assets may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future prices of crude oil, refined products and chemical products, production profile, etc. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group's business plan. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.

(B)   DEFERRED TAX ASSET

      The Group recognises deferred tax assets for all deductible temporary differences and the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax losses or unused tax credits can be utilised. Determination as to the probability and to what extent the deferred tax asset should be recognised involves management estimates on the future profitability of the Company. The estimate of the Company's future profitability is in consistent with the Group's business plan and is critical to the recognition of the deferred tax assets. In the case that the future profitability is over-estimated, the deferred tax asset might have not been recognised or only been partially recognised.

      Significant assumptions involved in the impairment assessment and deferred tax asset recognition discussed above included the ones for the future prices of crude oil and refined products. The Company made an assumption that the government is to adjust the refined product prices in the next five years to eventually enable the refining business in China to gain a proper margin in line with the international benchmark.

3.    SEGMENT INFORMATION SIX MONTHS ENDED 30TH JUNE, 2005

                                                                      CHEMICAL
                                                   PETROCHEMICAL   FERTILISERS
                                                     AND ORGANIC           AND    SYNTHETIC         OTHER
                                        PETROLEUM       CHEMICAL     INORGANIC       RUBBER      PRODUCTS
                                         PRODUCTS       PRODUCTS      PRODUCTS     PRODUCTS  AND SERVICES         TOTAL
                                              RMB            RMB           RMB          RMB           RMB           RMB
      Revenues                          7,263,050      7,943,724       337,620    1,017,254     1,430,986    17,992,634

      Segment results                  (1,351,841)     1,571,834       (23,606)     145,611       (88,324)      253,674
      Finance costs, net                                                                                        (81,831)
      Share of profit of a jointly
        controlled entity                      --          8,443            --           --            --         8,443
      Share of profit of an associated
        company                                --             --            --           --         2,953         2,953

      Profit before taxation                                                                                    183,239

SIX MONTHS ENDED 30TH JUNE, 2004

                                                                      Chemical
                                                   Petrochemical   fertilisers
                                                     and organic           and    Synthetic         Other
                                        Petroleum       chemical     inorganic       rubber      products
                                         products       products      products     products  and services         Total
                                              RMB            RMB           RMB          RMB           RMB           RMB
      Revenues                          6,212,553      5,493,959       616,306      800,349       606,808    13,729,975

      Segment results                     (93,733)       818,966       (91,967)     172,965       (76,975)      729,256
      Finance costs, net                                                                                       (149,252)
      Share of profit of a jointly
        controlled entity                      --         12,559            --           --            --        12,559
      Share of profit of an associated
        company                                --             --            --           --         1,005         1,005

      Profit before taxation                                                                                    593,568

      All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. Accordingly, no geographic segment information is presented.

4. OPERATING PROFIT

      The following items have been charged/(credited) to operating profit during the period:

                                                                                           SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Crediting
        Government grants and subsidies                                                    (2,683)                  --
      Charging
        Amortisation of intangible assets                                                  48,524               61,562
        Depreciation of property, plant and equipment                                     491,792              501,375
        Net (profit)/loss on disposal of property, plant and equipment
          (included in "other operating (income)/expenses")                                (4,638)              34,158
        Provision for impairment of property, plant and equipment
          (included in "cost of sales")                                                        --               19,814
        Provision for impairment of intangible assets (included in "cost of sales")            --                6,698
        (Reversal)/provision for impairment of receivables
          (included in "administrative expenses")                                            (882)              11,354
        (Reversal)/provision for impairment of prepaid expenses and
          other current assets (included in "other operating (income)/expenses")              (18)              11,179
        Inventory writedowns (included in "cost of sales")                                     --               79,169
        Research and development expenditure                                                  279                  192
        Employee compensation costs                                                       378,110              497,520
        Operating lease rentals on land and buildings                                       3,200                4,320
        Operating lease rentals on plant and machinery                                     15,650               13,867
        Repair and maintenance                                                            163,357              304,285

5.    TAXATION

                                                                                           SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      PRC income tax                                                                           --                   --
      Deferred tax                                                                         48,209                   --

                                                                                           48,209                   --

      Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. During the six months ended 30th June, 2005 and 2004 there was no current tax expense because of the utilisation of tax loss carryforwards. Tax expense during the six months ended 30th June, 2005 results from changes in the deferred tax assets and liabilities at the expected annual rate of 33%.

      The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                                           SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Profit before taxation                                                              183,239              593,568

      Tax calculated at a rate of 33%                                                      60,469              195,877
      Utilisation of previously unrecognised deferred tax assets                               --             (202,269)
      Other                                                                               (12,260)               6,392

      Tax expense                                                                          48,209                   --

6.    BASIC AND DILUTED EARNINGS PER SHARE

      Basic and diluted earnings per share for the six months ended 30th June, 2005 have been computed by dividing the profit attributable to equity holders of the Company of RMB128,536 (2004: RMB606,354) by the number of 3,561,078,000 shares issued and outstanding for the period.

7.    DIVIDEND

      The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2005 (2004: nil).

8.    PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

                                                                                  PROPERTY, PLANT
                                                                                    AND EQUIPMENT    INTANGIBLE ASSETS
                                                                                              RMB                  RMB
      Net book value:
      At 1st January, 2005                                                              9,368,990              515,047
      Additions                                                                            63,770                   --
      Disposals                                                                            (3,671)                  --
      Depreciation/amortisation                                                          (491,792)             (48,524)

      AT 30TH JUNE, 2005                                                                8,937,297              466,523

      Net book value:
      At 1st January, 2004                                                              9,929,535              621,534
      Additions                                                                           261,460                  168
      Disposals                                                                           (35,673)                  --
      Depreciation/amortisation                                                          (501,375)             (61,562)
      Impairment                                                                          (19,814)              (6,698)

      At 30th June, 2004                                                                9,634,133              553,442

      Additions                                                                           270,284               10,129
      Disposals                                                                           (12,204)                  --
      Depreciation/amortisation                                                          (535,817)             (48,524)
      Impairment                                                                           12,594                   --

      At 31st December, 2004                                                            9,368,990              515,047

      Capital commitments contracted but not provided for:
      AT 30TH JUNE, 2005                                                                   12,099                   --
      At 31st December, 2004                                                               40,646                   --

9.    INVENTORIES

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Raw materials                                                                       578,056            1,294,877
      Work in progress                                                                    530,901              692,320
      Finished goods                                                                      135,893              460,687
      Spare parts                                                                         449,000              406,903
      Low value consumables and packing materials                                          12,401                7,563

                                                                                        1,706,251            2,862,350

      Less: Provision of inventory writedowns                                            (256,297)            (256,297)

                                                                                        1,449,954            2,606,053

10.   ACCOUNTS RECEIVABLE

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Due from third parties                                                              218,325              236,943
      Due from related parties
        - PetroChina                                                                      287,222              211,530
        - JCGC (a fellow subsidiary) Group Companies                                      172,007              169,077
        - An associated company                                                            17,147               23,138
        - Other state-controlled enterprises                                              263,691              265,999

                                                                                          958,392              906,687

      Less: Provision for impairment loss
        - Due from third parties                                                         (205,114)            (211,932)
        - Due from related parties                                                       (435,446)            (429,510)

                                                                                          317,832              265,245

      Amounts due from related parties are interest free and unsecured. Related parties are offered credit terms of no more than 30 days.

      Provision for impairment of amounts due from related parties charged to profit and loss account was RMB5,936 for the six months ended 30th June, 2005 (Six months ended 30th June, 2004: RMB2,507).

      The ageing analysis of accounts receivable at 30th June, 2005 is as follows:

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Within 1 year                                                                       289,193              222,075
      Between 1 to 2 years                                                                     --                2,042
      Between 2 to 3 years                                                                  2,042                  299
      Over 3 years                                                                        667,157              682,271

                                                                                          958,392              906,687

      In 2002, the Group implemented a cash sales policy for the majority of its customers. Certain selected customers are offered credit terms of no more than 30 days. There is no change in this policy during 2004 and the six months ended 30th June, 2005.

11.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Other receivables                                                                    86,528               97,823
      Amounts due from related parties
        - CNPC Group Companies                                                             10,147                7,172
        - JCGC (a fellow subsidiary) Group Companies                                       74,965              138,347
        - An associated company                                                                 -                  239
        - Other state-controlled enterprises                                              274,323              188,895
      Down payments to suppliers                                                           15,237               62,940
      Prepaid expenses                                                                      2,624               19,856

                                                                                          463,824              515,272

      Less: Provision for impairment loss
        - Due from third parties                                                          (52,927)             (52,927)
        - Due from related parties                                                        (20,436)             (20,454)

                                                                                          390,461              441,891

      Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

      Reversal of provision for impairment amounts due from related parties credited to profit and loss account was RMB18 for the six months ended 30th June, 2005 (Six months ended 30th June, 2004: Nil).

12.   CASH AND CASH EQUIVALENTS

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Cash on hand                                                                             18                    6
      Bank deposits balance
        - China Petroleum Finance Company Limited (NOTE (I))                                    4                   19
        - State-controlled banks                                                           40,278               14,604

                                                                                           40,300               14,629

      (i) China Petroleum Finance Company Limited ("CP Finance") is a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China. The deposits yield interest at prevailing saving deposit rates.

      (ii) The weighted average effective interest rate on bank deposits was 0.72% (2004: 0.72%) for the six months ended 30th June, 2005.

13.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Trade payables                                                                    1,205,534            1,548,764
      Advances from customers                                                             203,243              545,545
      Salaries and welfare payable                                                        194,570              197,094
      Other payables and accrued liabilities                                              200,731              121,461
      Amounts due to related parties
       -- PetroChina                                                                    2,620,436            1,667,303
       -- CNPC Group Companies                                                              3,718                   --
       -- JCGC (a fellow subsidiary) Group Companies                                       58,277               85,623
       -- An associated company                                                                --                9,109
       -- Other state-controlled enterprises                                              146,929              254,787

                                                                                        4,633,438            4,429,686

      Amounts due to related parties are interest free, unsecured and with no fixed term of repayment.

      The ageing analysis of trade payables at 30th June, 2005 is as follows:

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Within 1 year                                                                     1,112,293            1,450,029
      Between 1 to 2 years                                                                 25,483               33,123
      Between 2 to 3 years                                                                 12,345               23,267
      Over 3 years                                                                         55,413               42,345

                                                                                        1,205,534            1,548,764

14.   BORROWINGS

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Short-term borrowings                                                             1,268,212            3,086,075
      Long-term borrowings                                                                720,351              896,015

                                                                                        1,988,563            3,982,090

      All borrowings are due to related parties, as shown in Note 16 - "Related party transactions".

      The movement in borrowings is analysed as follows:

                                                                                        SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Balance at 1st January,                                                           3,982,090            6,509,897
      New borrowings                                                                    2,861,390            4,854,427
      Repayments of borrowings                                                         (4,854,917)          (5,974,366)

      Balance at 30th June,                                                             1,988,563            5,389,958

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Short-term borrowings
      Bank loans - unsecured (NOTE (I))                                                    44,640               44,640
      Loans from a fellow subsidiary (NOTE (II))                                          975,120            2,874,330

                                                                                        1,019,760            2,918,970
      Current portion of long-term borrowings                                             248,452              167,105

                                                                                        1,268,212            3,086,075

      (i) At 30th June, 2005, bank loans bear interest at the rate ranging from 5.84% to 7.25% (31st December, 2004: from 5.84% to 7.25%) per annum and are guaranteed by Jilin Merchandise Group, a third-party of the Group.

      (ii) The outstanding loans are the drawn down part of the borrowing facilities provided by CP Finance totaling RMB8 billion. The loans are unsecured and bear interest at the rate ranging from 4.776% to 5.019% (31st December, 2004: from 4.776% to 5.019%) per annum. On
            19th July, 2005, CP Finance agreed to extend the borrowing facilities period to 31st December, 2008.

      (iii) The carrying amounts of short-term borrowings approximate their fair value.

                                                                                       30TH JUNE,       31st December,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      Long-term borrowings
      Unsecured long-term borrowings                                                      968,803            1,063,120
      Current portion of long-term borrowings                                            (248,452)            (167,105)

                                                                                          720,351              896,015

      The analysis of the above long-term borrowings is as follows:

      Wholly repayable within five years                                                  908,704              984,094
      Not wholly repayable within five years                                               60,099               79,026

                                                                                          968,803            1,063,120

      Current portion of long-term borrowings                                            (248,452)            (167,105)

                                                                                          720,351              896,015

      Details of long-term borrowings are as follows:

                                                                                       30TH JUNE,       31st December,
                                            INTEREST RATE AND FINAL MATURITY                 2005                 2004
                                                                                              RMB                  RMB
      US dollar - denominated loans         Floating interest rate at 0% to
                                            8.66% per annum as of 30th June,
                                            2005, with maturities through 2029            820,401              867,251

      Japanese Yen - denominated loans      Fixed interest rate at 4.10% to
                                            5.30% per annum as of 30th June,
                                            2005, with maturities through 2008            123,114              157,746

      Euro - denominated loans              Fixed interest rate at 8.30% per
                                            annum as of 30th June, 2005, with
                                            maturities through 2006                        25,288               38,123

                                                                                          968,803            1,063,120

15.   DEFERRED INCOME TAX

      Deferred income tax is calculated in full on temporary differences under the liability method using a principal tax rate of 33% (2004: 33%).

      Deferred tax balances are attributable to the following items:

                                                              AT 1ST JANUARY,          PROFIT AND        AT 30TH JUNE,
                                                                         2005        LOSS ACCOUNT                 2005
                                                                          RMB                 RMB                  RMB
      Deferred tax liabilities:
      Non-current:
        Revaluation of fixed assets                                     2,787                (240)               2,547
        Exchange gain in respect of loans borrowed
          for fixed assets                                             18,304              (1,206)              17,098
        Deferred tax effect on housing subsidy cost                    11,288              (1,538)               9,750
        Deferred tax effect on accelerated depreciation
          and amortisation                                            119,622             111,432              231,054

      Total deferred tax liabilities                                  152,001             108,448              260,449

      Deferred tax assets:
      Non-current:
        Deferred tax effect on tax losses                                  --              67,932               67,932
        Deferred tax effect on deductible temporary
          differences                                                 435,203              (7,693)             427,510

      Total deferred tax assets                                       435,203              60,239              495,442

      Net deferred tax balance                                        283,202             (48,209)             234,993

                                                              At 1st January,          Profit and        At 30th June,
                                                                         2004        loss account                 2004
                                                                          RMB                 RMB                  RMB
      Deferred tax liabilities:
      Non-current:
        Revaluation of fixed assets                                     3,266                (240)               3,026
        Exchange gain in respect of loans borrowed
          for fixed assets                                             20,717              (1,206)              19,511
        Deferred tax effect on housing subsidy cost                    14,363              (1,538)              12,825

      Total deferred tax liabilities                                   38,346              (2,984)              35,362

      Deferred tax assets:
      Non-current:
        Deferred tax effect on tax losses                              38,346              (2,984)              35,362

      Total deferred tax assets                                        38,346              (2,984)              35,362

      Net deferred tax balance                                             --                  --                   --

      Deferred income tax assets for tax losses carried forward and deductible temporary differences (mainly impairment provisions for receivables, inventories and write-down of carrying value of property, plant and equipment) are recognised to the extent that realisation of the related tax benefit through future taxable income is probable.

      On 20th September, 2004, the Chinese Ministry of Finance and State Administration of Taxation jointly issued an income tax regulation which allows companies in northeast China to shorten the depreciation and amortisation periods of property, plant and equipment and intangible assets on tax basis effective 1st July, 2004. Therefore, at 30th June, 2005, deferred tax liabilities of RMB231,054 (2004: RMB119,622) is recognised cumulatively on the temporary difference arising from accelerated depreciation and amortisation.

16.   RELATED PARTY TRANSACTIONS

      PetroChina, the immediate parent of the Company, is a subsidiary of CNPC. CNPC is a state-controlled enterprise and is directly controlled by PRC government. PRC government is regarded as the ultimate controlling party of the Company. PetroChina produces financial statements available for public use.

      The Group has extensive transactions and relationships with members of the CNPC group, including PetroChina, JCGC (a fellow subsidiary) Group companies and other CNPC Group companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with other state-controlled enterprises or wholly unrelated parties.

      In addition to the related party information shown elsewhere in these interim condensed financial statements (amounts due from and due to related parties are disclosed in Note 10 - "Accounts receivable", Note 11
      - "Prepaid expenses and other current assets", Note 12 - "Cash and cash equivalents" and Note 13 - "Accounts payable and accrued liabilities"), the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the periods indicated below:

                                                                                          SIX MONTHS ENDED 30TH JUNE,
                                                                                             2005                 2004
                                                                                              RMB                  RMB
      PETROCHINA (PARENT)
      Purchase of crude oil                                      (A)                    7,381,607            6,346,803
      Purchase of production materials                           (A)                    3,087,316              889,065
      Sale of gasoline and diesel oil                            (B)                    6,370,666            4,797,825
      Sale of petrochemical products                             (B)                    5,781,711            4,027,540
      Railway transport and water treatment services             (B)                       17,093               14,950
      Lease of machinery and equipment                           (C)                       15,650               13,867
      Production safety insurance fund                           (D)                       16,576               16,475

      CNPC GROUP COMPANIES
      Interest income                                            (E)                          205                   81
      Purchase of materials                                      (F)                        4,883               35,763

      JCGC (A FELLOW SUBSIDIARY) GROUP COMPANIES
      Sale of products                                           (G)                      803,708              688,092
      Examination and maintenance services                       (H)                        1,552                2,429
      Construction of fixed assets                               (I)                        6,406               65,294
      Purchase of production materials and spare parts           (J)                       55,903               46,101
      Welfare and supporting services                            (K)                       42,450              146,837
      Operating lease rentals on land and property               (L)                        3,200                4,320

      AN ASSOCIATED COMPANY
      Sale of products                                           (M)                      106,970               45,603
      Purchase of production materials                           (N)                       13,101               17,031

      OTHER STATE-CONTROLLED BANKS AND ENTERPRISES
      Interest income                                            (O)                          618                  504
      Sale of products                                           (P)                      704,383              529,564
      Purchase of crude oil                                      (Q)                    2,432,110            1,195,862
      Purchase of production materials                           (Q)                      618,769              421,838

      (a)   Represents purchase of crude oil, naphtha, benzene, etc.

      (b) Represents sale of diesel oil, gasoline and petrochemical goods, such as ethylene, propylene, etc and provide railway transport and water treatment services.

      (c) Represents rentals for operating lease on property, plant and equipment.

      (d) The Group participates in the property safe and insurance fund plan established and organised by PetroChina under which it is required to make annual contribution to the plan at 0.4% of the average cost of fixed assets and inventory. The fund is mainly used to compensate for the accidental property loss.

      (e)   Represents interest income for deposits from CP Finance.

      (f)   Represents purchase of materials and spare parts.

      (g)   Represents sale of refinery products, chemical products, etc.

      (h)   Represents processing fee for semi-finished products.

      (i)   Represents construction fee of property, plant and equipment.

      (j)   Represents purchase of spare parts, low value consumables etc.

      (k)   Represents fees for welfare and support services.

      (l)   Represents rentals for operating lease on land and buildings.

      (m)   Represents sale of chemical products, etc.

      (n)   Represents purchase of materials and spare parts.

      (o) Represents interest income for deposits from other state-controlled banks.

      (p)   Represents sale of refinery products, chemical products, etc.

      (q)   Represents purchase of crude oil, materials and spare parts, etc.

                                                                                          SIX MONTHS ENDED 30TH JUNE,
      LOAN FROM RELATED PARTIES                                                              2005                 2004
                                                                                              RMB                  RMB
      CNPC GROUP COMPANIES
      Principal
        Beginning of the period                                                         2,874,330            4,791,900
        Loan received during the period                                                 2,861,390            4,438,120
        Loan repayments paid                                                           (4,760,600)          (5,031,550)

        End of the period                                                                 975,120            4,198,470

      Interest expenses
        Beginning of the period                                                                 -                    -
        Interest charged during the period                                                 58,392              117,735
        Interest paid                                                                     (58,392)            (117,735)

        End of the period                                                                       -                    -

      JCGC (A FELLOW SUBSIDIARY) GROUP COMPANIES
      Principal
        Beginning of the period                                                           333,209              441,726
        Loan repayments paid                                                              (70,600)             (61,434)

        End of the period                                                                 262,609              380,292

      Interest expenses
        Beginning of the period                                                            14,731               14,503
        Interest charged during the period                                                 12,835               12,373
        Interest paid                                                                     (10,346)             (12,475)

        End of the period                                                                  17,220               14,401

      STATE-CONTROLLED BANKS
      Principal
        Beginning of the period                                                           774,551            1,276,271
        Loan received during the period                                                         -              416,307
        Loan repayments paid                                                              (23,717)            (881,382)

        End of the period                                                                 750,834              811,196

      Interest expenses
        Beginning of the period                                                            11,319               39,225
        Interest charged during the period                                                 23,624               22,826
        Interest paid                                                                     (17,395)             (52,619)

        End of the period                                                                  17,548                9,432

                                                                                           SIX MONTHS ENDED 30TH JUNE,
      KEY MANAGEMENT COMPENSATION                                                            2005                 2004
                                                                                              RMB                  RMB
      Fee for key management personnel                                                         40                   40
      Salaries, allowance and other benefits                                                  325                  280
      Contribution to retirement benefit scheme                                                22                   23

                                                                                              387                  343

FINANCIAL STATEMENTS

UNAUDITED BALANCE SHEETS (PREPARED UNDER PRC GAAP)
AS AT 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                  30TH JUNE,     31st December,          30TH JUNE,     31st December,
                                                        2005               2004                2005              2004
                                                       GROUP              Group             COMPANY            Company
                                                 (UNAUDITED)          (Audited)         (UNAUDITED)          (Audited)
ASSETS
CURRENT ASSETS
  Cash and bank (NOTE V-1)                        40,300,488         14,629,219          36,259,808         11,819,321
  Short-term investments                                  --                 --                  --                 --
  Notes receivable (NOTE V-2)                      1,971,000         10,545,237           1,911,000          9,456,637
  Dividend receivable                                     --                 --                  --                 --
  Interest receivable                                     --                 --                  --                 --
  Accounts receivable (NOTE V-3)                 315,860,595        254,700,444         385,279,727        322,568,028
  Other receivables (NOTE V-4)                    33,799,957         45,075,155           7,494,684         19,094,936
  Advances to suppliers (NOTE V-5)               354,036,608        376,959,411         352,314,863        376,874,901
  Subsidy receivable                                      --                 --                  --                 --
  Inventories (NOTE V-6)                       1,449,953,644      2,606,053,383       1,406,094,241      2,566,518,007
  Prepaid expenses (NOTE V-7)                      2,624,089         19,856,484           1,972,175         19,474,862
  Long-term bond investments maturing
    within one year                                       --                 --                  --                 --
  Other current assets                                    --                 --                  --                 --

TOTAL CURRENT ASSETS                           2,198,546,381      3,327,819,333       2,191,326,498      3,325,806,692

LONG-TERM INVESTMENTS
  Long-term equity investments (NOTE V-8)         86,536,435         99,139,594         165,156,303        169,469,728
  Long-term bond investments                              --                 --                  --                 --

TOTAL LONG-TERM INVESTMENTS                       86,536,435         99,139,594         165,156,303        169,469,728
  Including: Consolidation difference                     --                 --                  --                 --

FIXED ASSETS
  Fixed assets - cost                         16,228,024,899     16,196,975,563      15,847,825,984     15,822,513,692
  Less: Accumulated depreciation              (7,189,153,350)    (6,719,916,853)     (7,003,001,894)    (6,545,147,557)

  Fixed assets - net book value                9,038,871,549      9,477,058,710       8,844,824,090      9,277,366,135
  Less: Impairment of fixed assets              (282,023,248)      (282,023,248)       (269,931,112)      (269,931,112)

  Fixed assets - net book amount (NOTE V-9)    8,756,848,301      9,195,035,462       8,574,892,978      9,007,435,023
  Construction materials                           2,833,640          2,837,473           2,833,640          2,837,473
  Construction in progress (NOTE V-10)            64,217,179         42,555,665          64,217,179         42,555,665
  Fixed assets pending disposal                           --                 --                  --                 --

TOTAL FIXED ASSETS                             8,823,899,120      9,240,428,600       8,641,943,797      9,052,828,161

INTANGIBLE AND OTHER ASSETS
  Intangible assets (NOTE V-11)                1,290,637,730      1,345,139,741       1,289,126,149      1,343,581,225
  Long-term deferred expenses (NOTE V-12)         53,866,319         64,648,462          53,866,319         64,648,462
  Other long-term assets                                  --                 --                  --                 --

TOTAL INTANGIBLE AND OTHER ASSETS              1,344,504,049      1,409,788,203       1,342,992,468      1,408,229,687

DEFERRED TAXES
  Deferred tax assets (NOTE V-13)                264,388,153        315,580,641         264,388,153        315,580,641

TOTAL ASSETS                                  12,717,874,138     14,392,756,371      12,605,807,219     14,271,914,909

The accompanying notes form an integral part of these financial statements.

AS AT 30TH JUNE, 2005
(All amounts are stated in RMB Yuan unless otherwise stated)

                                                  30TH JUNE,     31st December,          30TH JUNE,     31st December,
                                                        2005               2004                2005               2004
                                                       GROUP              Group             COMPANY            Company
                                                 (UNAUDITED)          (Audited)         (UNAUDITED)          (Audited)
LIABILITIES AND
  SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term loans (NOTE V-14)                 1,019,760,000      2,918,970,000         975,120,000      2,874,330,000
  Notes payable                                           --                 --                  --                 --
  Accounts payable (NOTE V-15)                 2,409,675,322      1,891,153,893       2,403,450,986      1,864,805,946
  Advances from customers (NOTE V-15)          1,711,754,822      2,137,105,902       1,704,000,340      2,119,941,248
  Salaries payable                               128,491,679        139,240,168         123,976,408        139,183,607
  Welfare payable                                 66,078,191         57,854,011          53,914,480         48,261,501
  Dividend payable                                        --                 --                  --                 --
  Taxes payable (NOTE V-16)                      181,876,402        154,334,897         178,690,849        150,912,286
  Other levies payable                                    --                 --                  --                 --
  Other payables (NOTE V-15)                     135,460,655        137,027,193         127,048,196        131,685,926
  Accrued expenses (NOTE V-17)                    97,622,539         26,049,897          93,221,680         26,049,897
  Provisions                                              --                 --                  --                 --
  Long-term liabilities due within
    one year (NOTE V-18)                         248,452,372        167,105,430         248,452,372        167,105,430
  Other current liabilities                               --                 --                  --                 --

TOTAL CURRENT LIABILITIES                      5,999,171,982      7,628,841,391       5,907,875,311      7,522,275,841

LONG-TERM LIABILITIES
  Long-term loans (NOTE V-19)                    580,557,049        682,499,114         580,557,049        682,499,114
  Debentures payable                                      --                 --                  --                 --
  Payables due after one year                             --                 --                  --                 --
  Special project payables                                --                 --                  --                 --
  Other long-term liabilities (NOTE V-20)        139,793,880        213,515,526         139,793,880        213,515,526

TOTAL LONG-TERM LIABILITIES                      720,350,929        896,014,640         720,350,929        896,014,640

DEFERRED TAXES
  Deferred tax liabilities                                --                 --                  --                 --

TOTAL LIABILITIES                              6,719,522,911      8,524,856,031       6,628,226,240      8,418,290,481

MINORITY INTERESTS                                20,770,248         14,275,912                  --                 --

SHAREHOLDERS' EQUITY
  Share capital (NOTE V-21)                    3,561,078,000      3,561,078,000       3,561,078,000      3,561,078,000
  Capital surplus (NOTE V-22)                  2,293,618,886      2,293,618,886       2,293,618,886      2,293,618,886
  Statutory common reserve fund
    (NOTE V-23)                                  701,442,717        701,442,717         693,730,248        693,730,248
  Including: Statutory common welfare fund       126,834,279        126,834,279         125,287,623        125,287,623
  Accumulated losses (NOTE V-24)                (578,558,624)      (702,515,175)       (570,846,155)      (694,802,706)
  Foreign exchange difference reserve                     --                 --                  --                 --

TOTAL SHAREHOLDERS' EQUITY                     5,977,580,979      5,853,624,428       5,977,580,979      5,853,624,428

TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                        12,717,874,138     14,392,756,371      12,605,807,219     14,271,914,909

The accompanying notes form an integral part of these financial statements.

Legal                              Person in charge of   Person in charge of
representative:  General manager:  accounting function:  accounting department:

YU LI            ZHANG XING FU     ZHANG LI YAN          WANG CHUN XIA

UNAUDITED PROFIT AND LOSS ACCOUNTS (PREPARED UNDER PRC GAAP)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                      2005 (1-6)         2004 (1-6)         2005 (1-6)         2004 (1-6)
                                                           GROUP              Group            COMPANY            Company
ITEMS                                                (UNAUDITED)        (Unaudited)        (UNAUDITED)        (Unaudited)

1.  SALES REVENUE (NOTE V-25)                     16,122,195,208     12,556,716,553     16,055,223,686     12,545,541,890
    Less: Cost of sales (NOTE V-26)              (15,123,412,908)   (10,955,477,471)   (15,088,226,705)   (10,921,200,679)
         Sales tax and other levies (NOTE V-27)     (409,040,843)      (366,365,066)      (409,040,843)      (366,365,066)

2.  GROSS PROFIT ON SALES                            589,741,457      1,234,874,016        557,956,138      1,257,976,145
    Add:  Other operating loss (NOTE V-28)           (57,733,155)       (39,597,041)       (63,101,688)       (44,951,883)
    Less: Selling expenses                            (8,616,914)       (16,076,225)        (8,614,199)       (16,069,181)
          General and administrative expenses       (267,196,723)      (382,719,213)      (245,913,469)      (371,398,599)
          Financial expenses, net (NOTE V-29)        (81,922,594)      (149,332,739)       (80,792,863)      (146,361,685)

3.  OPERATING PROFIT                                 174,272,071        647,148,798        159,533,919        679,194,797
    Add:  Investment income/(loss) (NOTE V-30)        11,396,841         13,563,392         19,686,575         (7,847,024)
          Subsidy income                               2,683,084                 --          2,683,084                 --
          Non-operating income                         7,209,537          1,693,881          7,163,619          1,665,763
    Less: Non-operating expenses (NOTE V-31)         (13,918,158)       (70,103,725)       (13,918,158)       (67,925,609)

4.  TOTAL PROFIT                                     181,643,375        592,302,346        175,149,039        605,087,927
    LESS: Income tax                                 (51,192,488)                --        (51,192,488)                --
    Minority interests                                (6,494,336)        12,785,581                 --                 --

5.  NET PROFIT                                       123,956,551        605,087,927        123,956,551        605,087,927

SUPPLEMENTARY INFORMATION

                                                  2005 (1-6)                    2004 (1-6)
                                                       GROUP        COMPANY          Group        Company
                                                 (UNAUDITED)    (UNAUDITED)    (Unaudited)    (Unaudited)
1. Income from sale and disposal of
      departments or investees                            --             --             --             --
2. Loss from natural catastrophe                          --             --             --             --
3. Increase in total profit resulting from
      change in accounting policies                       --             --             --             --
4. Increase in total profit resulting from
      change in accounting estimates                      --             --             --             --
5. Loss from debt restructuring                           --             --             --             --
6. Other                                                  --             --             --             --

The accompanying notes form an integral part of these financial statements.

Legal                              Person in charge of   Person in charge of
representative:  General manager:  accounting function:  counting department:
YU LI            ZHANG XING FU     ZHANG LI YAN          WANG CHUN XIA

UNAUDITED PROFIT APPROPRIATION STATEMENTS (PREPARED UNDER PRC GAAP) FOR THE SIX MONTHS ENDED 30TH JUNE, 2005 (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                   2005 (1-6)         2004 (1-6)          2005 (1-6)         2004 (1-6)
                                                        GROUP              Group             COMPANY            Company
ITEMS                                             (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
1.  NET PROFIT                                    123,956,551        605,087,927         123,956,551        605,087,927
    Add:  Accumulated losses at the beginning
            of the period                        (702,515,175)    (3,276,275,225)       (694,802,706)    (3,268,562,756)
          Transfer from other sources                      --                 --                  --                 --

2.  ACCUMULATED LOSSES                           (578,558,624)    (2,671,187,298)       (570,846,155)    (2,663,474,829)
    Less: Transfer to statutory common
            reserve fund                                   --                 --                  --                 --
          Transfer to statutory common
            welfare fund                                   --                 --                  --                 --
          Transfer to staff and workers' bonus
            and welfare fund                               --                 --                  --                 --

3.  ACCUMULATED LOSSES                           (578,558,624)    (2,671,187,298)       (570,846,155)    (2,663,474,829)
    Less: Dividend for preference stocks                   --                 --                  --                 --
          Transfer to discretionary common
            reserve fund                                   --                 --                  --                 --
          Dividend for common stocks                       --                 --                  --                 --
          Dividend for common stocks
            transferred to capital                         --                 --                  --                 --

4.  ACCUMULATED LOSSES AT
      THE END OF THE PERIOD                     (578,558,624)    (2,671,187,298)       (570,846,155)    (2,663,474,829)

The accompanying notes form an integral part of these financial statements.

Legal                              Person in charge of   Person in charge of
representative:  General manager:  accounting function:  accounting department:
YU LI            ZHANG XING FU     ZHANG LI YAN          WANG CHUN XIA

UNAUDITED CASH FLOW STATEMENTS (PREPARED UNDER PRC GAAP)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                   2005 (1-6)         2004 (1-6)          2005 (1-6)         2004 (1-6)
                                                        GROUP              Group             COMPANY            Company
ITEMS                                             (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
1.  CASH FLOWS FROM OPERATING ACTIVITIES
    Cash received from sale of goods or
      rendering of services                    18,577,643,853     13,575,335,485      18,433,571,643     13,484,432,032
    Refund of tax                                   9,674,715                 --           9,674,715                 --
    Cash received relating to other
      operating activities                          2,919,221            763,975           2,585,083          2,301,971

    SUB-TOTAL OF CASH INFLOWS                  18,590,237,789     13,576,099,460      18,445,831,441     13,486,734,003

    Cash paid for goods and services          (15,050,303,981)   (10,782,067,240)    (14,974,325,328)   (10,730,760,826)
    Cash paid to and on behalf of employees      (386,424,308)      (235,213,677)       (349,288,007)      (206,644,741)
    Payment of all types of taxes                (971,247,853)      (999,288,984)       (953,334,584)      (994,857,894)
    Cash paid relating to other operating
      activities                                  (36,504,484)       (80,777,794)        (31,508,819)       (75,840,348)

    SUB-TOTAL OF CASH OUTFLOWS                (16,444,480,626)   (12,097,347,695)    (16,308,456,738)   (12,008,103,809)

    NET CASH FLOWS FROM OPERATING ACTIVITIES    2,145,757,163      1,478,751,765       2,137,374,703      1,478,630,194

2.  CASH FLOWS FROM INVESTING ACTIVITIES
    Cash received from sale of investments                 --                 --                  --                 --
    Cash received from return of investments       24,000,000                 --          24,000,000                 --
    Net cash received from disposal
      of fixed assets                               5,113,098          1,514,731           5,113,098          1,514,731
    Cash received relating to other
      investing activities                                 --                 --                  --                 --

    SUB-TOTAL OF CASH INFLOWS                      29,113,098          1,514,731          29,113,098          1,514,731

    Cash paid to acquire fixed assets and
      other long-term assets                      (69,538,730)      (196,718,328)        (63,801,686)      (195,192,189)
    Cash paid to acquire investments                       --                 --                  --                 --
    Cash paid relating to other investing
      activities                                           --                 --                  --                 --

    SUB-TOTAL OF CASH OUTFLOWS                    (69,538,730)      (196,718,328)        (63,801,686)      (195,192,189)

    NET CASH FLOWS FROM INVESTING ACTIVITIES      (40,425,632)      (195,203,597)        (34,688,588)      (193,677,458)

FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                   2005 (1-6)         2004 (1-6)          2005 (1-6)         2004 (1-6)
                                                        GROUP              Group             COMPANY            Company
ITEMS                                             (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
3.  CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuing shares                           --                 --                  --                 --
    Including: Cash received from minority
               shareholders                                --                 --                  --                 --
    Proceeds from borrowings                    2,861,390,000      4,854,427,269       2,861,390,000      4,854,427,269
    Cash received relating to other
      financing activities                                 --                 --                  --                 --

    SUB-TOTAL OF CASH INFLOWS                   2,861,390,000      4,854,427,269       2,861,390,000      4,854,427,269

    Repayment of borrowings                    (4,854,916,769)    (5,974,366,833)     (4,854,916,769)    (5,974,366,833)
    Cash paid for interest expense and
      distribution of dividends                   (86,133,493)      (182,829,135)        (84,718,859)      (181,429,548)
    Including: Dividends paid to minority
               shareholders                                --                 --                  --                 --
    Cash paid relating to other
      financing activities                                 --                 --                  --                 --
    Including: Cash paid to minority
               shareholders due to
               reduction of capital
               of subsidiaries                             --                 --                  --                 --

    SUB-TOTAL OF CASH OUTFLOWS                 (4,941,050,262)    (6,157,195,968)     (4,939,635,628)    (6,155,796,381)

    NET CASH FLOWS FROM
      FINANCING ACTIVITIES                     (2,079,660,262)    (1,302,768,699)     (2,078,245,628)    (1,301,369,112)

4.  EFFECT OF FOREIGN EXCHANGE RATE
      CHANGES ON CASH                                      --                 --                  --                 --

5.  NET INCREASE/(DECREASE) IN CASH AND
      CASH EQUIVALENTS                             25,671,269        (19,220,531)         24,440,487        (16,416,376)

The accompanying notes form an integral part of these financial statements.

Legal                              Person in charge of   Person in charge of
representative:  General manager:  accounting function:  accounting department:
YU LI            ZHANG XING FU     ZHANG LI YAN          WANG CHUN XIA

FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

SUPPLEMENTARY INFORMATION

                                                   2005 (1-6)         2004 (1-6)          2005 (1-6)         2004 (1-6)
                                                        GROUP              Group             COMPANY            Company
ITEMS                                             (UNAUDITED)        (Unaudited)         (UNAUDITED)        (Unaudited)
1.  RECONCILIATION OF NET PROFIT TO CASH
      FLOWS FROM OPERATING ACTIVITIES
    Net profit                                    123,956,551        605,087,927         123,956,551        605,087,927
    Add: Minority interests                         6,494,336        (12,785,581)                 --                --
         (Reversal)/provision for impairment
           of assets                                 (900,104)       128,214,613            (900,104)       127,551,812
         Depreciation of fixed assets             470,407,433        454,768,739         459,025,273        443,626,779
         Amortization of intangible assets         54,502,011         67,208,626          54,455,076         67,158,685
         Amortization of long-term
           deferred expenses                       17,001,633         42,225,822          17,001,633         42,225,822
         Decrease/(increase) in prepaid
           expenses                                17,232,395         (4,276,743)         17,502,687         (4,292,406)
         Increase in accrued expenses              62,855,438        263,075,625          58,454,579        259,935,408
         Gain on disposal of fixed assets          (5,113,098)        (1,514,731)         (5,113,098)        (1,514,731)
         Loss on scrapping of fixed assets            474,816         35,672,355             474,816         33,737,001
         Financial expenses                        94,850,697        152,933,553          93,436,063        151,533,966
         Investment (income)/loss                 (11,396,841)       (13,563,392)        (19,686,575)         7,847,024
         Deferred tax credit                       51,192,488                 --          51,192,488                --
         Decrease/(increase) in inventories     1,156,099,739         (7,391,193)      1,160,423,766         12,668,078
         Increase in operating receivables        (12,841,338)      (217,013,842)        (13,459,197)      (229,303,010)
         Increase/(decrease) in
           operating payables                     120,941,007        (13,890,013)        140,610,745        (37,632,161)

    NET CASH FLOWS FROM OPERATING ACTIVITIES    2,145,757,163      1,478,751,765       2,137,374,703      1,478,630,194

2.  INVESTING AND FINANCING ACTIVITIES THAT
      DO NOT INVOLVE CASH RECEIPTS AND
      PAYMENTS
    Purchase of fixed assets                               --                 --                  --                 --
    Convertible bonds maturing within one year             --                 --                  --                 --
    Finance lease of fixed assets                          --                 --                  --                 --

3.  NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS
    Cash at the end of the period                  40,300,488         16,278,288          36,259,808         14,258,692
    Less: Cash at the beginning of the period     (14,629,219)       (35,498,819)        (11,819,321)       (30,675,068)
    Cash equivalents at the end of the period              --                 --                  --                 --
    Less: Cash equivalents at the beginning of
          the period                                       --                 --                  --                 --

    NET INCREASE/(DECREASE) IN CASH AND
      CASH EQUIVALENTS                             25,671,269        (19,220,531)         24,440,487        (16,416,376)

The accompanying notes form an integral part of these financial statements.

Legal                              Person in charge of   Person in charge of
representative:  General manager:  accounting function:  accounting department:
YU LI            ZHANG XING FU     ZHANG LI YAN          WANG CHUN XIA

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

I. CORPORATE INFORMATION

      Jilin Chemical Industrial Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 13th December, 1994 as a joint stock limited company upon the restructuring of Jilin Chemical Industrial Corporation. The principal activities of the Company are the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products, and other related products, and the provision of related services.

      In accordance with the restructuring agreement, the Company issued 2,396,300,000 state-owned shares with a par value of RMB1.00 each to Jilin Chemical Industrial Corporation to take over the assets and liabilities of the principal production units, certain ancillary functions and a subsidiary of Jilin Chemical Industrial Corporation. Jilin Chemical Industrial Corporation then changed its name to Jilin Chemical Group Corporation ("JCGC") and became the Company's immediate holding company.

      As a state-owned enterprise, JCGC was originally controlled and administered by Jilin provincial government, as well as supervised by the National Administration of Petroleum and Chemical Industries. According to the restructuring regulations promulgated by the State Council of the PRC, JCGC, together with certain oil fields and oil distribution companies, became wholly-owned subsidiaries of China National Petroleum Corporation ("CNPC") since 1st July, 1998. Therefore, CNPC becomes the ultimate holding company of the Company through its control over JCGC. Since then, the Company has been receiving continuing support from CNPC for its working capital requirements. At the date of this report, China Petroleum Finance Company Limited ("CP Finance"), subsidiary of CNPC, has agreed to provide credit facilities of RMB8 billion to the Company (see Note V 14).

      In 1999, CNPC and its subsidiaries underwent a corporate restructuring (the "Corporate Restructuring"). According to the Corporate Restructuring, CNPC transferred the 2,396,300,000 state-owned shares of the Company owned by JCGC, together with certain assets and business undertakings of JCGC, to PetroChina Company Limited ("PetroChina"), a wholly-owned subsidiary of CNPC established on 5th November, 1999. Accordingly, PetroChina becomes the Company's immediate holding company.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS 1. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

      The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and the "Accounting System for Business Enterprises" as promulgated by the People's Republic of China.

2.    ACCOUNTING PERIOD

      The Group's accounting period starts on 1st January and ends on 31st December.

3.    REPORTING CURRENCY

      The Group uses the Renminbi ("RMB") as its reporting currency.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    BASIS OF ACCOUNTING

      The Company uses the accrual basis of accounting. Assets are initially recorded at actual cost and subsequently adjusted for impairment, if any.

5.    FOREIGN CURRENCY TRANSACTIONS

      Transactions denominated in foreign currencies are translated into RMB at the exchange rates stipulated by the People's Bank of China prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates stipulated by the People's Bank of China at the balance sheet date. Exchange differences arising from these translations are expensed, except for those relating to funds borrowed to finance the acquisition of fixed assets during the construction period which have been capitalized.

6.    CASH AND CASH EQUIVALENTS

      For the purposes of the cash flow statements, cash refers to all cash on hand and call deposits. Cash equivalents refer to short-term and highly-liquid investments (with original maturities of 3 months or less) that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

      For the purpose of the cash flow statements, restricted bank balances, including time deposits with maturities in excess of three months, or deposits that have been placed as collateral with banks, are not included as cash and cash equivalents in the cash flow statements.

7.    RECEIVABLES AND PROVISION FOR BAD DEBTS

      Receivables refer to accounts receivable and other receivables. Provision for bad debts is made for possible bad debt losses using the "allowance method". Accounts receivable are presented at actual amounts net of provision for bad debts.

      (A)   ACCOUNTS RECEIVABLES

            Accounts receivable comprises related-party receivables and receivables from non-related parties.

            Specific provisions for bad debts are made based on a detailed review of the collectability of the receivable balances.

      (B)   OTHER RECEIVABLES

            Specific provisions for other receivables are made based on a detailed review of the collectability of the other receivables.

      (C)   RECOGNITION OF BAD DEBTS

            Where evidence (including liquidation, bankruptcy, negative equity, and significant cash flow problems of debtors, etc.) exists that balances cannot be recovered, bad debts are recognized and the balances are written off against the provision for bad debts.

      (D)   TRANSFER AND FACTOR

            Where accounts receivable and notes receivable have been transferred or factored and the cash have been substantially received from customers, the difference between proceeds derived from the transaction, net of relevant taxes, and the carrying amount of the accounts receivable and notes receivable is expensed in the period.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    INVENTORIES

      Inventories, which comprise raw materials, work in progress, finished goods, low value consumables and packing materials, are presented at the lower of cost and net realizable value.

      Inventories are stated at cost. The cost of raw materials used and the sale of finished goods are accounted for using the weighted average method. The cost of low value consumables and packing materials are charged to production overhead expenditures upon usage. Finished goods and work in progress comprise raw materials, direct labor and an appropriate allocation of all indirect production overhead expenditures based on normal operating capacity.

      Provisions for declines in the value of inventories are determined on an item-by-item basis when the carrying value of the inventories is higher than their net realizable value. Provisions for declines in the value of inventories are determined on a category basis when inventories are numerous and with low unit price.

      Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and the estimated costs necessary to conclude the sale.

      The Group adopts perpetual inventory method for physical inventories.

9.    LONG-TERM INVESTMENTS

      Long-term equity investments comprise equity investments in subsidiaries, joint ventures and associates and other investments in companies that the Company intends to hold for more than one year.

      Subsidiaries are investees in which the Company has, directly or indirectly, an interest of more than 50% of the voting rights, or otherwise has power to govern the investees' financial and operating policies. Joint ventures are investees that are under the joint control of the Company and other venturers. Associates generally represent investees in which the Company has an interest of between 20% to 50% of the voting rights or otherwise has significant influence over the financial and operating policies.

      Long-term equity investments are recorded at the actual cost of acquisition. The Company accounts for long-term equity investments in subsidiaries, joint ventures and associates using the equity method of accounting. Other equity investments, which the Company intends to hold for more than one year, are accounted for using the cost method of accounting.

      When long-term equity investments acquired prior to 17th March, 2003 are accounted for using the equity method of accounting, the difference between the initial cost of investment and the proportionate share of the net assets of the investee is amortized using the straight-line method over 10 years. Where long-term equity investments acquired after 17th March, 2003 are accounted for using the equity method of accounting, if the initial cost of investment is less than the proportionate share of the net assets of the investee, the difference is accounted for as capital surplus. If there is an excess of the initial cost of investment over the proportionate share of net assets of the investee, the excess is amortized using the straight-line method over 10 years.

      Under the equity method of accounting, the attributable share of the investees' net profit or loss for the period is recognized as an investment income or loss. When the investees declare dividends, the carrying amount of the investment is reduced accordingly. Under the cost method of accounting, investment income is recognized when the investees declare dividends.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    LONG-TERM INVESTMENTS (CONTINUED)

      Provision for diminution in value of long-term investments is made when the recoverable amount of the investments is lower than their carrying amount due to continuing decrease in their market prices or a deterioration in the invested companies' operations.

      When there is an indication that the need for an impairment provision recorded in a prior period no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

10.   FIXED ASSETS AND DEPRECIATION

      Fixed assets include buildings, machinery and equipment used in production or rendering of services, or held for management purposes, which have useful lives of more than one year. Effective 1st January 2001, when construction takes place upon the Company's land and the construction is for the Company's own use, the carrying value of the land use rights is capitalized as part of the building costs within fixed assets.

      Fixed assets purchased or constructed are recorded at cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Company's restructuring.

      Fixed assets are depreciated using the straight-line method over their estimated useful lives after taking into account their residual value. For those fixed assets against which provision for impairment has been made, the depreciation rates are determined based on the net book amounts of these assets and their remaining useful lives.

      The categories, estimated useful lives, residual values and annual depreciation rates are as follows:

                                 ESTIMATED        ESTIMATED              ANNUAL
                               USEFUL LIFE    RESIDUAL VALUE   DEPRECIATION RATE

      Buildings             10 to 45 years                3%        2.16 - 9.70%
      Plant and machinery   10 to 28 years                3%        3.46 - 9.70%
      Equipment              8 to 28 years                3%       3.46 - 12.13%
      Motor vehicles              12 years                3%               8.08%

      When fixed assets are sold, transferred, disposed of or destroyed, gains and losses on disposal are determined by comparing the proceeds with the carrying amount of the assets, reduced by related taxes and expenses, and are included in non-operating income/expenses.

      Repairs and maintenance of fixed assets are expensed as incurred. Subsequent expenditures for major reconstruction, expansion, improvement and renovation are capitalized when it is probable that future economic benefits in excess of the original assessment of performance will flow to the Company. Capitalized expenditures arising from major reconstruction, expansion and improvement are depreciated using the straight-line method over the remaining useful lives of the fixed assets. Capitalized expenditures arising from the renovation of fixed assets are depreciated over the expected beneficial period.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   FIXED ASSETS AND DEPRECIATION (CONTINUED)

      Fixed assets are stated at the lower of the carrying amount and recoverable amount. Where indication exists that the recoverable amount may be lower than the carrying amount of a individual fixed asset, the Group will perform impairment test on it. An impairment provision is made when the recoverable amount is lower than the carrying amount.

      When there is an indication that the need for an impairment provision recorded in a prior period no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

11.   CONSTRUCTION IN PROGRESS

      Construction in progress represents fixed assets under construction or installation and is stated at cost. Cost comprises the original cost of machinery and equipment, installation costs, construction costs and other direct costs. Borrowing costs on specific borrowings for financing the construction or acquisition of fixed assets are capitalized as part of the cost of the fixed assets until the assets are ready for their intended use. Construction in progress is transferred to fixed assets and depreciation commences when the assets are ready for their intended use.

      Where indication exists that the recoverable amount may be lower than the carrying amount of an individual construction in progress, the Group will perform impairment test on it. An impairment provision is made when the recoverable amount is lower than the carrying amount. When there is an indication that the need for an impairment provision recorded in a prior period no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

12.   INTANGIBLE ASSETS AND AMORTIZATION

      Intangible assets include land use rights and technical know-how and are presented at cost net of accumulated amortization. Land use rights are stated at acquisition cost, or at the appraised amount as approved by the state assets administration authorities pursuant to the Group's restructuring. Land use rights are amortized using the straight-line method over a period of 50 years.

      From 1st January, 2001, the cost of land use rights purchased or obtained by way of payment of a land use fee is stated at the actual amount paid and is recorded as intangible assets before developed for self-use projects. The carrying value of land use rights will be transferred to construction in progress if construction takes place on the Company's land held for own use.

      Technical know-how represents the purchased cost of technical know-how relating to certain production facilities. The costs of know-how are included as part of the total contract price of the construction contract and are distinguishable. They are amortized using the straight-line method over the estimated useful life starting from the date when the underlying facilities are completed and ready for their intended use.

      Intangible assets are stated at the lower of the carrying amount and recoverable amount. Where indication exists that the recoverable amount may be lower than the carrying amount of a individual intangible asset, the Group will perform impairment test on it. An impairment provision is made when the recoverable amount is lower than the carrying amount. When there is an indication that the need for an impairment provision recorded in a prior period no longer exists or has decreased, the provision for impairment loss is reversed. The increased carrying amount of the assets should not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   LONG-TERM DEFERRED EXPENSES

      Long-term deferred expenses refer to those expenses which have been paid and should be amortized over one year (not including one year) and mainly include catalyst. Long-term prepaid expenses are amortized on the straight-line basis over the beneficial period and are presented at cost net of accumulated amortization.

      The unamortized balance of deferred expenses is expensed when the project can no longer bring any economic benefits to the Group.

14.   BORROWING COSTS

      Borrowing costs, including interest, amortization of discounts or premiums, ancillary costs and exchange differences, incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalized as costs of the fixed assets when capital expenditures and borrowing costs are incurred and the activities have commenced to enable the assets to be ready for their intended use. The capitalization of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are recognized as expenses in the period in which they are incurred.

      The amount of interest costs capitalized is determined based on the cumulative expenditures incurred for the acquisition or construction of a fixed asset and the weighted average interest rate, and is limited to the actual amount of interest incurred on the specific borrowings during the period. Exchange differences and ancillary costs arising from specific borrowings are capitalized based on the actual amounts incurred.

      All other borrowing costs are recorded as financial expenses as incurred.

15.   PROVISIONS

      Provisions are recognized when the Company has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

16.   EMPLOYEE SOCIAL SECURITY AND BENEFITS

      All Chinese employees of the Group participate in employee social security plans, including pension, medical, housing and other welfare benefits, organized and administered by the governmental authorities.

      According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are recorded as production costs or expensed as incurred.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   REVENUE RECOGNITION

      (A)   SALES

            Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods are transferred to the buyer, the Group retains neither continuing managerial involvement nor effective control over the products; the economic benefits arising from the transaction can flow into the Group; and the related cost and revenue can be reliably measured.

      (B)   SERVICE INCOME

            Service income is recognized when services are rendered and completed in the same accounting period. Revenue is recognized using the percentage of completion method at the balance sheet date.

      (c)   Other revenues are recognized on the following bases:

            Interest income -  recognized on a time proportion
                               basis taking into account deposit
                               balances and the effective yield;

            Subsidy income  -  recognized when received.

18.   OPERATING LEASES

      Leases of fixed assets where all the risks and rewards incident to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

      Payments made under operating leases are expensed on a straight-line basis over the period of the lease.

19.   ACCOUNTING FOR INCOME TAX

      The Group accounts for enterprise and local income taxes using the liability method under the deferred tax method. The temporary difference arises from the timing difference of recognition of revenue, expense or profit and loss on tax and accounting basis. Cumulative income taxes at the end of each period are adjusted by applying the currently enacted tax rates on timing differences.

      Deferred income tax assets are recognized to the extent that it is probable that taxable income will be available against which timing differences can be utilized in the near future.

20.   BASIS OF CONSOLIDATION

      Consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries and are prepared in accordance with the circular (1995) No. 11 "Provisional Regulations on Consolidated Financial Statements" and other relevant regulations issued by the Ministry of Finance of the People's Republic of China.

      The Company starts to consolidate the revenue, cost and profit of its subsidiaries from the date it acquires effective control of the subsidiaries; and ceases to consolidate from the date effective control is lost. All material transactions, balances and unrealised profits between the Company and its consolidated subsidiaries have been eliminated in preparing the consolidated financial statements. Minority interests in the consolidated financial statements refer to the portion of the consolidated subsidiaries' equity that the Group does not own.

II. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   BASIS OF CONSOLIDATION (CONTINUED)

      In the event that the accounting policies of the consolidated subsidiaries are not consistent with those of the Company, and the difference caused by the inconsistency has a significant impact on the consolidated financial statements, adjustment is made to ensure compliance with the Company's accounting policies.

      A jointly controlled entity whose revenue is below 10% of that of the Company, total assets below 10% of those of the Company and total profit below 10% of that of the Company are not consolidated.

III. TAXATION

      The principal types of taxes applicable to the Group are as follows:

      (i) Value added tax ("VAT") - the Group's sales revenue is subject to VAT at 17%. VAT payable is the net difference between periodic output VAT and deductible input VAT.

      (ii) Business tax ("BT") - the Group's gross service income is subject to BT at 5%.

      (iii) Consumption tax ("CT") - the Group's sales of gasoline and diesel oil are subject to CT at RMB277.6 per ton and RMB117.6 per ton, respectively.

      (iv) Income tax - the Group is subject to income tax at 33% of its taxable income.

      (v) City construction and maintenance tax ("CCMT") - the Group is subject to CCMT at 7% of the total VAT, BT and CT payable.

      (vi) Education levy ("EL") - the Group is subject to EL at 3% of the total VAT, BT and CT payable.

      Jilin Winsway Chemical Industrial Store and Transport Limited ("Winsway"), a subsidiary of the Company, is a sino-foreign equity joint venture and subject to income tax at 33% from 2004.

      Jilin City Songmei Acetic Co., Ltd. ("Songmei"), another subsidiary of the Company, is a sino-foreign cooperative joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first cumulative profit-making year of operation followed by a 50% reduction in the income tax rate from the third to fifth years in accordance with the tax regulations. Songmei is exempted from income tax for 2000 and 2001, being the first two profitable years. For 2002, 2003 and 2004, Songmei is subject to income tax at 15%. From 2005, Songmei is subject to income tax at 33%.

      Jilin Jihua Jianxiu Company Limited ("Jianxiu"), a subsidiary of the Company established in 2001, is subject to income tax at 33%.

      Jilin Jihua Jinxiang Pressure Vessel Inspection Co., Ltd. ("Jinxiang"), a subsidiary of Jianxiu established in 2003, is subject to income tax at 33%.

      Jilin Province BASF JCIC NPG Co., Ltd. ("BASF"), a jointly controlled entity of the Company, is a sino-foreign equity joint venture and is eligible for a tax holiday of full exemption from income tax for the first two years starting from its first cumulative profit-making year of operation followed by a 50% reduction in the income tax rate from the third to fifth years. BASF commenced operation in 1998 and 2004 is the first cumulative profit-making year. Therefore, the Company is exempted from income tax in 2004 and 2005.

      Jilin Lianli Trading Company Limited ("Lianli"), an associated company established in 2001, is subject to income tax at 33%.

IV. MAJOR SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

                                                   REGISTERED/                                           PERCENTAGE
      NAME OF                    TYPE OF               PAID-IN                               INVESTMENT   OF EQUITY
      ENTERPRISE                 ENTERPRISES           CAPITAL    BUSINESS SCOPE                 AMOUNT        HELD    CONSOLIDATION
      SUBSIDIARIES

      Winsway                    Transportation     51,454,000    Provision of               36,154,000         70%    Yes
                                   enterprises                      transportation services
                                                                    for chemical materials
                                                                    and products

      Songmei                    Manufacturing      72,000,000    Manufacturing of           47,660,421         66%    Yes
                                   enterprises                      acetic acid

      Jianxiu                    Construction       45,200,000    Machinery repair           44,537,759         99%    Yes
                                   enterprises                      and installation

      Jilin Xinghua              Manufacturing      25,668,000    Manufacturing of           19,250,000         75%    No
      (NOTE I)                     enterprises                      nitrochloro-benzene
        Nitrochloro-
        benzene Company
        Limited ("Xinghua")

      Jinxiang                   Pressure vessels    2,000,000    Inspection, research        1,900,000         94%    Yes
                                   inspection                       and consultation
                                   enterprises                      of pressure vessels

      JOINTLY CONTROLLED ENTITY

      BASF                       Manufacturing     150,000,000    Manufacturing of           60,066,150         40%    No
      (NOTE II)                    enterprises                      petrochemical products

      (i) Xinghua has ceased its production and started liquidation in 2000 as it incurred substantial losses and had a negative equity. By the end of 2002, the assets and liabilities of Xinghua have been written down to nil. In accordance with circular (1995) No. 11 promulgated by the Ministry of Finance of the People's Republic of China, the financial statements of Xinghua are not consolidated, and the long-term investment in Xinghua was written off.

      (ii) According to BASF's articles of association, BASF is jointly controlled by the Company and the other joint venture partner. Therefore, BASF is a jointly controlled entity of the Company. For the six months ended 30th June, 2005, as the amounts of revenue and total profit for the period and total assets as at 30th June, 2005 of BASF are less than 10% of the respective amounts of the Company, the financial statements of BASF are not consolidated and are accounted for using the equity method of accounting in accordance with circular (1996) No. 2 "Comments on the Consolidation Scope for the Purpose of Consolidated Financial Statements".

V. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    CASH AND BANK

                                                                                 30TH JUNE,       31st December,
                                                                                       2005                 2004
                                                                                (UNAUDITED)            (Audited)
      Cash on hand                                                                   17,900                6,486
      Cash in bank                                                               40,282,588           14,622,733

                                                                                 40,300,488           14,629,219

      Cash held in foreign currencies at 30th June, 2005 is as follows:

      CURRENCY                                                   AMOUNT       EXCHANGE RATE       RMB EQUIVALENT
      USD                                                       103,311              8.2765              855,053

2.    NOTES RECEIVABLE

      Notes receivable represent bank acceptance notes generated from sales transactions. At 30th June, 2005, no notes receivable were pledged (31st December, 2004: nil).

3.    ACCOUNTS RECEIVABLE

                                                                                 30TH JUNE,       31st December,
                                                                                       2005                 2004
                                                                                (UNAUDITED)            (Audited)
      Accounts receivable                                                       956,420,073          896,142,211
      Less: Specific provision                                                 (640,559,478)        (641,441,767)

                                                                                315,860,595          254,700,444

      (a) Analysis of accounts receivable's ageing and provision for bad debts:

                                      30TH JUNE, 2005                       31st December, 2004
                                        (UNAUDITED)                              (Audited)
                                                   PROVISION FOR                             Provision for
                               BALANCE         %       BAD DEBTS         Balance         %       bad debts
      Ageing:
      Within 1 year        287,222,470        30              --     211,529,663        24              --
      1-2 years                     --         0              --       2,042,308         0              --
      2-3 years              2,042,308         0              --         298,777         0        (298,777)
      More than 3 years    667,155,295        70    (640,559,478)    682,271,463        76    (641,142,990)

                           956,420,073       100    (640,559,478)    896,142,211       100    (641,441,767)

      (b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII (g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

      (c) At 30th June, 2005, the total balance of the five largest accounts receivable was RMB431,347,833, representing 45% of the total accounts receivable balance.

      (d) The Group's provisioning policy for doubtful debts is based on a detailed review of the collectibility of the receivable balances at period end. This provisioning policy and the basis for recognition of receivables have been consistently applied. At 30th June, 2005, accounts receivable aged over 3 years mainly comprise receivables due from third party debtors of RMB17.25 million (31st December, 2004: RMB27.5 million) and JCGC of RMB9.35 million (31st December, 2004: RMB13.63 million) respectively. Based on a detailed review of the collectibility of the above un-provided receivable balances at 30th June, 2005, management considers that there has been no change in the assessment results from prior years as these debtors are under stable operation status, have good historical repayment records and have complied with the debt repayment schedules as agreed with the Group. Accordingly, no provision is necessary.

4.    OTHER RECEIVABLES

                                                                                 30TH JUNE,       31st December,
                                                                                       2005                 2004
                                                                                        RMB                  RMB
                                                                                (UNAUDITED)            (Audited)
      Other receivables                                                         107,163,428          118,456,441
      Less: Specific provision                                                  (73,363,471)         (73,381,286)

                                                                                 33,799,957           45,075,155

      (a)   Analysis of other receivables' ageing and provision for bad debts:

                                      30TH JUNE, 2005                       31st December, 2004
                                        (UNAUDITED)                              (Audited)
                                                   PROVISION FOR                             Provision for
                               BALANCE         %       BAD DEBTS         Balance         %       bad debts
      Ageing:
      Within 1 year          7,042,904         6              --      24,807,982        21             --
      1-2 years              6,472,065         6              --         837,310         0       (127,602)
      2-3 years                837,310         1        (127,602)      1,154,676         0       (163,607)
      More than 3 years     92,811,149        87     (73,235,869)     91,656,473        79    (73,090,077)

                           107,163,428       100    (73,363,471)     118,456,441       100    (73,381,286)

      (b) There are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in other receivables.

      (c) At 30th June, 2005, the total balance of the five largest other receivables was RMB50,000,792, representing 47% of the total other receivables balance.

5.    ADVANCES TO SUPPLIERS

      (a)   Ageing analysis of advances to suppliers is as follows:

                                           30TH JUNE, 2005              31st December, 2004
                                             (UNAUDITED)                      (Audited)
                                          BALANCE           %             Balance             %
      Ageing:
      Within 1 year                   336,831,818          95         361,188,190            95
      1-2 years                         1,652,240           1           7,984,731             3
      2-3 years                         8,325,568           2           1,918,666             0
      More than 3 years                 7,226,982           2           5,867,824             2

                                      354,036,608         100         376,959,411           100

            Advances to suppliers aged over one year mainly include advance payments to acquire plant and machinery.

      (b) There are no balances included in advances to suppliers which are due from shareholders who hold more than 5% (including 5%) of the shares of the Company.

6.    INVENTORIES

                                        31st December,                                           30TH JUNE,
                                                  2004                                                 2005
                                             (Audited)                                          (UNAUDITED)
      Cost:
      Raw materials                      1,294,876,600                                          578,056,228
      Work in progress                     692,320,089                                          530,900,953
      Finished goods                       460,687,071                                          135,892,654
      Spare parts                          406,903,650                                          449,000,023
      Low value consumables
        and packing materials                7,563,052                                           12,400,865

                                         2,862,350,462                                        1,706,250,723

                                                              ADDITIONS       DEDUCTIONS
                                                            (Unaudited)      (Unaudited)
      Provision for diminution
        in value of inventories:
      Raw materials                        (70,820,662)              --               --        (70,820,662)
      Work in progress                      (5,643,854)              --               --         (5,643,854)
      Finished goods                       (16,210,129)              --               --        (16,210,129)
      Spare parts                         (163,262,401)              --               --       (163,262,401)
      Low value consumables and
        packing materials                     (360,033)              --               --           (360,033)

                                          (256,297,079)              --               --       (256,297,079)

                                         2,606,053,383                                        1,449,953,644

7.    PREPAID EXPENSES

                                          1st January,                                                30TH JUNE,
                                                  2005          ADDITIONS        AMORTIZATION               2005
                                             (Audited)        (Unaudited)          (Unaudited)       (UNAUDITED)
      Catalyst                              14,692,609          9,022,513         (22,853,211)           861,911
      Insurance premium                        934,351          1,908,371          (1,148,977)         1,693,745
      Other                                  4,229,524         12,093,895         (16,254,986)            68,433

                                            19,856,484         23,024,779         (40,257,174)         2,624,089

      The useful lives of above catalyst are all within one year.

8.    LONG-TERM EQUITY INVESTMENTS

                                          1st January,                                                30TH JUNE,
                                                  2005          ADDITIONS           DEDUCTION               2005
                                             (Audited)        (Unaudited)         (Unaudited)        (UNAUDITED)
      Jointly controlled entity             89,834,909          8,443,125         (24,000,000)        74,278,034
      Associated company                     9,304,685          2,953,716                  --         12,258,401

                                            99,139,594         11,396,841         (24,000,000)        86,536,435

      There is no restriction on the realization of these long-term investments or transferability of investment income to the Company.

      (a)   Details of long-term investments:

                                                          PERCENTAGE OF EQUITY HELD              ORIGINAL INVESTMENT
      NAME OF                     INVESTMENT       1st January,    30TH JUNE, 1st January,                               30TH JUNE,
      ENTERPRISE                  PERIOD                   2005          2005         2005     ADDITIONS      DECREASE         2005
                                                      (Audited)   (UNAUDITED)    (Audited)   (Unaudited)   (Unaudited)   (UNAUDITED)
                                                              %             %
      UNCONSOLIDATED SUBSIDIARY
      Xinghua (NOTE IV (I))                                  --            --           --            --            --            --

      JOINTLY CONTROLLED ENTITY
      BASF                        From 18th November,        40            40   60,066,150            --            --    60,066,150
                                  1995

      ASSOCIATED COMPANY
      Lianli                      22nd March, 2001           47            47   20,042,147            --            --    20,042,147
                                  to 22nd March, 2006

                                                                                80,108,297            --            --    80,108,297

      (b) The movements of long-term investments accounted for using the equity method of accounting are as follows:

                                  1st January,                  REDUCTION                                30TH JUNE,
                                          2005    ADDITIONAL           IN      SHARE OF      DIVIDEND          2005
                                    book value    INVESTMENT   INVESTMENT    NET PROFIT      RECEIVED    BOOK VALUE
                                     (Audited)   (Unaudited)  (Unaudited)   (Unaudited)   (Unaudited)   (UNAUDITED)
      JOINTLY CONTROLLED ENTITY
      BASF                          89,834,909            --           --     8,443,125   (24,000,000)   74,278,034

      ASSOCIATED COMPANY
      Lianli                         9,304,685            --           --     2,953,716            --    12,258,401

                                    99,139,594            --           --    11,396,841   (24,000,000)   86,536,435

9.    FIXED ASSETS AND ACCUMULATED DEPRECIATION

                                                                PLANT AND
                                              BUILDINGS         MACHINERY          EQUIPMENT     MOTOR VEHICLES              TOTAL
      COST
      1st January, 2005 (Audited)         1,758,552,631    11,622,153,893      2,636,382,789        179,886,250     16,196,975,563
      Transfer from CIP (NOTE V 10)
        (Unaudited)                             900,023        22,990,409          6,748,750          2,534,748         33,173,930
      Other additions (Unaudited)             2,430,089                --                 --            287,540          2,717,629
      Reclassifications (Unaudited)          28,184,761       (26,316,528)        (1,868,233)                --                 --
      Disposals (Unaudited)                          --        (3,639,134)          (484,345)          (718,744)        (4,842,223)

      30TH JUNE, 2005 (UNAUDITED)         1,790,067,504    11,615,188,640      2,640,778,961        181,989,794     16,228,024,899

      ACCUMULATED DEPRECIATION
      1st January, 2005 (Audited)           722,644,107     3,989,998,260      1,904,382,191        102,892,295      6,719,916,853
      Depreciation (Unaudited)               40,772,922       333,956,698         87,819,480          7,858,333        470,407,433
      Disposals (Unaudited)                          --          (288,901)          (370,779)          (511,256)        (1,170,936)

      30TH JUNE, 2005 (UNAUDITED)           763,417,029     4,323,666,057      1,991,830,892        110,239,372      7,189,153,350

      NET BOOK VALUE
      30TH JUNE, 2005 (UNAUDITED)         1,026,650,475     7,291,522,583        648,948,069         71,750,422      9,038,871,549

      31st December, 2004 (Audited)       1,035,908,524     7,632,155,633        732,000,598         76,993,955      9,477,058,710

      PROVISION FOR IMPAIRMENT
      1st January, 2005 (Audited)
        and 30th June, 2005 (Unaudited)      54,004,790       176,484,961         46,996,897          4,536,600        282,023,248

      NET BOOK AMOUNT
      30TH JUNE, 2005 (UNAUDITED)           972,645,685     7,115,037,622        601,951,172         67,213,822      8,756,848,301

      31st December, 2004 (Audited)         981,903,734     7,455,670,672        685,003,701         72,457,355      9,195,035,462

      As at 30th June, 2005, the cost of fully depreciated fixed assets still in use amounted to RMB594,276,933.

10.   CONSTRUCTION IN PROGRESS

                                                                                                                              TOTAL
                                                                     TRANSFER                                             ADDITIONS
NAME OF                               1st January,                     OUT TO          OTHER   30TH JUNE,    SOURCE OF       AS A %
PROJECT                       BUDGET          2005    ADDITIONS  FIXED ASSETS   TRANSFER OUT         2005        FUNDS    OF BUDGET
                         (Unaudited)     (Audited)  (Unaudited)    (Unaudited)   (Unaudited)  (UNAUDITED)  (Unaudited)  (Unaudited)
Improvement project
  for commutation
  project                 19,998,000    16,276,011           --             --   (2,338,688)   13,937,323      Working          70%
                                                                                                               capital
Improvement project
  for F0301 boiler        25,000,000            --   22,543,492    (22,543,492)          --     --             Working          90%
                                                                                                               capital
Other (A)                               33,499,735   34,630,640    (10,630,438)          --    57,499,937

                                        49,775,746   57,174,132    (33,173,930)  (2,338,688)   71,437,260

Less: Provision for
       construction in
       progress (B)                     (7,220,081)          --             --           --    (7,220,081)

                                        42,555,665                                             64,217,179

      (a) Other projects represent construction in progress with individual cost of less than RMB15 million.

      (b) Certain construction in progress has been discontinued for a long period of time and is not expected to restart in the foreseeable future in 2004. Accordingly, an impairment provision was made against the construction in progress based on the excess of the carrying amount over the recoverable amount.

11.   INTANGIBLE ASSETS

                                                                                  TECHNICAL
                                                        LAND USE RIGHTS            KNOW-HOW                TOTAL
      COST
      1st January, 2005 (Audited)                         1,149,201,148         924,504,667        2,073,705,815
      Disposals (Unaudited)                                          --         (44,804,880)         (44,804,880)

      30TH JUNE, 2005 (UNAUDITED)                         1,149,201,148         879,699,787        2,028,900,935

      ACCUMULATED AMORTIZATION
      1st January, 2005 (Audited)                           235,599,745         486,268,134          721,867,879
      Amortization (Unaudited)                               11,265,002          43,237,009           54,502,011
      Disposals (Unaudited)                                          --         (44,804,880)         (44,804,880)

      30TH JUNE, 2005 (UNAUDITED)                           246,864,747         484,700,263          731,565,010

      NET BOOK VALUE
      30TH JUNE, 2005 (UNAUDITED)                           902,336,401         394,999,524        1,297,335,925

      31st December, 2004 (Audited)                         913,601,403         438,236,533        1,351,837,936

      PROVISION FOR IMPAIRMENT
      1st January, 2005 (Audited)
        and 30th June, 2005 (Unaudited)                              --           6,698,195            6,698,195

      NET BOOK AMOUNT
      30TH JUNE, 2005 (UNAUDITED)                           902,336,401         388,301,329        1,290,637,730

      31st December, 2004 (Audited)                         913,601,403         431,538,338        1,345,139,741

      Remaining years of amortization
        (Unaudited)                                         40-47 years          3-10 years

12.   LONG-TERM DEFERRED EXPENSES

                                                                                                             REMAINING
                                  ACCUMULATED   1st January,                                 30TH JUNE,       YEARS OF
                          COST   AMORTIZATION           2005     ADDITIONS   AMORTIZATION          2005   AMORTIZATION
                   (Unaudited)    (Unaudited)      (Audited)   (Unaudited)    (Unaudited)   (UNAUDITED)    (Unaudited)
      Catalyst     283,211,846    229,345,527     64,648,462     6,219,490   (17,001,633)    53,866,319            1-5

      The useful life for these catalysts is over 1 year.

13.   DEFERRED TAX ASSETS

                                                                 30TH JUNE,       31st December,
                                                                       2005                 2004
                                                                (UNAUDITED)            (Audited)
      Assets impairment provision and disposal loss (A)         427,510,818          435,203,118
      Tax losses (B)                                             67,932,216                   --
      Accelerated depreciation and amortisation (C)            (231,054,881)        (119,622,477)

                                                                264,388,153          315,580,641

      (a) At 31st December, 2004, the Company's deductible timing differences amounted to RMB1,318 million, including asset impairment provision of RMB1,222 million and fixed asset disposal loss of RMB96 million, which had not been approved by the tax authorities. Accordingly, deferred income tax assets of RMB435 million are recognised under the deferred tax method, as the Group believes that the realisation of the related tax benefit through taxable income in the near future is probable. In the six months ended 30th June, 2005, deferred income tax assets of RMB8 million are realised for the depreciation of unapproved assets impairment.

      (b) At 30th June, 2005, the Company's deductible taxable loss amounted to RMB206 million. Deferred income tax assets of RMB68 million are recognised under the deferred tax method, as the Company believes that the realisation of the related taxable loss through taxable income in the near future is probable.

      (c) On 20th September, 2004, the Chinese Ministry of Finance and State Tax Bureau issued an income tax regulation which allows certain old industrial companies in northeast China to shorten the depreciation and amortization periods of fixed assets (excluding building) and intangible assets up to 40% of their useful lives on tax basis, effective 1st July, 2004. As a result, timing differences of RMB338 million relating to the accelerated depreciation and amortization of fixed assets and intangible assets are derived as of 30th June, 2005, which resulted in a deferred tax liability and cumulative balance of RMB111 million and 231 million, respectively.

14.   SHORT-TERM LOANS

                                      30TH JUNE,       31st December,
                                            2005                 2004
                                     (UNAUDITED)            (Audited)

      Guaranteed loans - RMB          44,640,000           44,640,000
      Unsecured loans - RMB          975,120,000        2,874,330,000

                                   1,019,760,000        2,918,970,000

      As at 30th June, 2005, guaranteed loans totalling RMB45 milzlion were guaranteed by Jilin Merchandise Group, and the interest rate is ranging from 5.84% to 7.25% per annum.

      Pursuant to the loan facility commitment letter of 19th July, 2005, CP Finance has confirmed to extend period of RMB8 billion credit facilities to the Company to 31st December, 2008. At 30th June, 2005, total borrowings from CP Finance amounted to RMB975 million, and the average interest rate is ranging from 4.776% to 5.019% per annum.

15.   ACCOUNTS PAYABLE, ADVANCES FROM CUSTOMERS AND OTHER PAYABLES

      Except for the payables due to PetroChina Group Companies as disclosed in
      Note VII (g), there are no balances included in accounts payable, advances from customers and other payables which are due to shareholders who hold more than 5% (including 5%) of the shares of the Company.

      Except for certain payables in respect of construction in progress, a portion of which was aged over 3 years, there were no balances included in other payables of which the age exceeded 3 years at the period end. There were no balances included in advances from customers of which the age exceeded 1 year at the period end.

16.   TAXES PAYABLE

                                                  30TH JUNE,     31st December,
                                                        2005               2004
                                                 (UNAUDITED)          (Audited)

      Value added tax                             20,467,192        (53,327,903)
      Business tax                                   340,059            817,735
      City construction and maintenance tax        5,313,327          1,457,548
      Consumption tax                             56,483,542         89,320,743
      Income tax                                  97,523,461        113,079,160
      Property tax                                      (330)           (13,044)
      Other                                        1,749,151          3,000,658

                                                 181,876,402        154,334,897

17.   ACCRUED EXPENSES
                                                  30TH JUNE,     31st December,
                                                        2005               2004
                                                 (UNAUDITED)          (Audited)

      Repair and maintenance expenses             32,445,848                 --
      Public administration expenses               9,700,000                 --
      Interest expense on loans                   34,767,101         26,049,897
      Others                                      20,709,590                 --

                                                  97,622,539         26,049,897

18.   LONG-TERM LIABILITIES DUE WITHIN ONE YEAR

                                                  30TH JUNE,     31st December,
                                                        2005               2004
                                                 (UNAUDITED)          (Audited)

      Long-term loans due within one year
        (NOTE V 19)
      Guaranteed loans - USD                     122,554,833         44,329,941
      Unsecured loans  - USD                       3,082,023          3,082,023

                                                 125,636,856         47,411,964

      Other long-term liabilities due within
        one year (NOTE V 20)
      Guaranteed loans - USD                      46,282,644         46,282,726
                       - JPY                      51,245,042         54,349,108
                       - EUR                      25,287,830         19,061,632

                                                 122,815,516        119,693,466

                                                 248,452,372        167,105,430

19.   LONG-TERM LOANS

                                                  30TH JUNE,     31st December,
                                                        2005               2004
                                                 (UNAUDITED)          (Audited)

      Guaranteed loans                           508,129,510        608,530,564
      Unsecured loans                             72,427,539         73,968,550

                                                 580,557,049        682,499,114

                                                              FOREIGN
                                     BALANCE AT               CURRENCY   EXCHANGE  INTEREST
      NAME OF LENDER            30TH JUNE, 2005   CURRENCY      AMOUNT       RATE      RATE   DUE DATE                CONDITIONS
                                     (UNAUDITED)                                          %
      Construction Bank
        of China, Jilin Branch      121,248,656   USD       14,649,750     8.2765      8.66   30th September, 2009    Guaranteed
                                                                                                                       by JCGC
      Construction Bank of
        China, Jilin Branch (A)      95,610,687   USD       11,552,068     8.2765      8.42   31st July, 2010         Guaranteed
                                                                                                                       by JCGC
      Bank of China,
        Changchun sub-branch         75,509,562   USD        9,123,369     8.2765         -   29th September, 2029    Unsecured

      Bank of China,                413,825,000   USD       50,000,000     8.2765     LIBOR   14th March, 2007        Guaranteed by
        Jilin Branch                                                                  +60bps                           PetroChina

                                    706,193,905
      Current portion of
        long-term loans
        (NOTE V 18)                (125,636,856)

                                    580,557,049

      (a) The Company has decided to fully repay the long-term loans in advance in the second half year of 2005. As a result, the Company recorded the full amount in current portion of long-term loans at 30th June, 2005.

20.   OTHER LONG-TERM LIABILITIES

      Other long-term liabilities include unsecured long-term loans from JCGC.

                                                        30TH JUNE,      31st December,        INTEREST RATE
                                                              2005                2004            PER ANNUM
                                                       (UNAUDITED)           (Audited)
      Payables to JCGC - Ethylene Project loans        262,609,396         333,208,992            4.1%-8.3%

      Other long-term liabilities due within
        one year (NOTE V 18)                          (122,815,516)       (119,693,466)

                                                       139,793,880         213,515,526

      As at 30 June 2005, the payables to JCGC of RMB262,609,396(2004:
      RMB333,208,992) are bank loans borrowed through JCGC and Guaranteed by PetroChina.

      The Ethylene Project loans include loans denominated in US Dollar, Japanese Yen and Euro. These loans will mature through 30th September, 2008.

                                  30TH JUNE, 2005                   31st December, 2004
                                    (UNAUDITED)                           (Audited)
                      ORIGINAL CURRENCY    RMB EQUIVALENT   Original currency    RMB equivalent
      US Dollar              13,797,880       114,207,308          16,593,913       137,339,517
      Japanese Yen        1,638,268,750       123,114,258       1,979,225,000       157,746,212
      Euro                    2,538,684        25,287,830           3,384,913        38,123,263

                                              262,609,396                           333,208,992

21.   SHARE CAPITAL

                                           30TH JUNE,       31st December,
                                                 2005                 2004
                                          (UNAUDITED)            (Audited)
                                           (SHARES IN              (SHARES
                                         IN THOUSAND)            THOUSAND)

      Non-listed shares:
        - State-owned shares                2,396,300            2,396,300

      Listed shares:
        - H shares and ADSs                   964,778              964,778
        - A shares                            200,000              200,000

                                            1,164,778            1,164,778

      Total                                 3,561,078            3,561,078

      Total share capital (RMB)         3,561,078,000        3,561,078,000

      (a) The Company issued 893,027,000 shares, with a par value of RMB1.00 each, in overseas stock exchanges on 23rd May, 1995, of which 89,302,700 shares were H shares and 8,037,243 shares were American Depositary Shares ("ADSs") (1 ADS = 100 H shares). The issue prices for the H shares and ADSs were HK$ 1.589 per H share and US$ 20.75 per ADS, respectively.

      (b) The Company issued 71,751,000 H shares, with a par value of RMB1.00 each, to overseas underwriters in the form of 717,510 ADSs on 17th June, 1995. The issue price was US$20.75 per ADS. These ADSs were issued pursuant to the exercise of the over-allotment option by the underwriters in accordance with the underwriting agreement dated 23rd May, 1995.

      (c) Pursuant to the approval of China Securities Regulatory Commission Zhengjianfazi (1996) No. 234, the Company issued 50,000,000 A shares, with a par value of RMB1.00 each, of which 30,000,000 shares were issued to the public at RMB3.5 per share and the remaining 20,000,000 shares were issued to the Company's employees at the same price. The 30,000,000 A shares issued to the public were traded on the Shenzhen Stock Exchange on 15th October, 1996 and the 20,000,000 A shares issued to the employees were traded on the Shenzhen Stock Exchange on 15th April, 1997.

      (d) Pursuant to a document issued by China Securities Regulatory Commission on 13th December, 1999, approval was granted to the Company to issue an additional 150,000,000 A shares with a par value of RMB1.00 each, of which 22,500,000 shares were issued to investment funds and the remaining 127,500,000 shares were issued to the Company's A shareholders at a ratio of 1:2.55 shares for each share held by such shareholders. The Company issued these shares in January 2000 at a price of RMB3.3 per share. The gross proceeds from the issue totalled RMB495,000,000; after deducting issue expenses, the net proceeds amounted to RMB485,520,000. The Company's total number of issued shares increased from 3,411,078,000 shares to 3,561,078,000 shares.

22.   CAPITAL SURPLUS

                                              1st January,                                           30TH JUNE,
                                                      2005        ADDITIONS        DEDUCTION               2005
                                                 (Audited)      (Unaudited)      (Unaudited)        (UNAUDITED)
      Share premium                          2,281,092,338               --               --      2,281,092,338
      Reserve for non-cash donations
        received                                 8,408,898               --               --          8,408,898
      Reserve for equity investments             4,106,100               --               --          4,106,100
      Other                                         11,550               --               --             11,550

                                             2,293,618,886               --               --      2,293,618,886

23.   COMMON RESERVE FUNDS

                                              1st January,                                           30TH JUNE,
                                                      2005        ADDITIONS        DEDUCTION               2005
                                                 (Audited)      (Unaudited)      (Unaudited)        (UNAUDITED)
      Statutory common reserve fund            160,154,718               --               --        160,154,718
      Statutory common welfare fund            126,834,279               --               --        126,834,279
      Discretionary common reserve fund        414,453,720               --               --        414,453,720

                                               701,442,717               --               --        701,442,717

      According to the Company Law of the People's Republic of China, the Company's Articles of Association and resolutions of the Board of Directors, the Company is required to transfer 10% of each year's net profit (after netting off prior years' losses) to the statutory common reserve fund until the fund balance reaches 50% of the registered share capital after which the transfer may cease. Upon approval by the relevant authorities, this reserve can be used to make up losses or to increase share capital. Other than using the reserve to make up losses, the balance remaining after the use of this reserve to increase capital should not be less than 25% of the registered share capital.

      In addition, the Company is required to transfer 5% to 10% of each year's net profit (after netting off prior years' losses) to the statutory common welfare fund. This reserve can only be used for employees' collective welfare benefits and is not available for distribution to shareholders. When the funds from the statutory common welfare fund are utilized, the amount utilized is transferred from this fund to the discretionary common reserve fund. The amount utilized is either capitalized as assets or expensed.

      The Board of Directors may propose, subject to the approval of the shareholders' general meeting, the transfer to the discretionary common reserve fund. Upon obtaining the relevant approvals, this reserve can be used to make up prior years' losses or to increase share capital.

24.   ACCUMULATED LOSSES

                                                                    SIX MONTHS ENDED     Six months ended
                                                                     30TH JUNE, 2005      30th June, 2004
      Accumulated losses at the beginning of the period (Audited)       (702,515,175)      (3,276,275,225)
      Add: Net profit for the period (Unaudited)                         123,956,551          605,087,927

      Accumulated losses at the end of the period (Unaudited)           (578,558,624)      (2,671,187,298)

      In accordance with the PRC Company Law and the Articles of Association of the Company, the Company is required to appropriate net profit after taxation in the following order:

      (i)   to offset accumulated losses;

      (ii) to transfer 10% of profit after taxation to the statutory common reserve fund;

      (iii) to transfer 5% to 10% of profit after taxation to the statutory common welfare fund;

      (iv) to transfer to discretionary common reserve fund according to the approval of the shareholders' general meeting;

      (v)   to distribute common stock dividend.

25.   SALES REVENUE

      The Group's principal activities consist of the processing of crude oil and coal into petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and inorganic chemical products for sale in the PRC.

                                                               SIX MONTHS ENDED     Six months ended
                                                                30TH JUNE, 2005      30th June, 2004
                                                                    (UNAUDITED)          (Unaudited)
      Petroleum products                                          7,589,622,286        6,431,753,688
      Petrochemical and organic chemical products                 7,315,043,811        5,062,350,861
      Synthetic rubber products                                     878,240,816          723,277,372
      Chemical fertilizers and inorganic chemical products          339,288,295          339,334,632

                                                                 16,122,195,208       12,556,716,553

      The sales to the five largest customers of the Group for the six months ended 30th June, 2005 amounted to RMB11,766,968,098, representing 73% of Group's total sales.

26.   COST OF SALES

                                                               SIX MONTHS ENDED     Six months ended
                                                                30TH JUNE, 2005      30th June, 2004
                                                                    (UNAUDITED)          (Unaudited)
      Petroleum products                                          8,519,812,965        6,132,236,068
      Petrochemical and organic chemical products                 5,544,427,085        3,925,907,186
      Synthetic rubber products                                     706,814,460          508,238,015
      Chemical fertilizers and inorganic chemical products          352,358,398          389,096,202

                                                                 15,123,412,908       10,955,477,471

27.   SALES TAX AND OTHER LEVIES

      Sales tax and other levies mainly include consumption tax, city construction and maintenance tax, and education levy.

28.   OTHER OPERATING LOSS

      Other operating loss mainly includes sales of material and utilities, repairment and transportation fee.

29.   FINANCIAL EXPENSES, NET

                                                        SIX MONTHS ENDED     Six months ended
                                                         30TH JUNE, 2005      30th June, 2004
                                                             (UNAUDITED)          (Unaudited)
      Interest expense                                        94,850,697          152,933,553
      Less: Interest income                                     (822,782)            (584,825)
      Exchange loss                                               28,754            3,828,755
      Less: Exchange gain                                    (12,226,283)          (6,926,029)
      Other                                                       92,208               81,285

                                                              81,922,594          149,332,739

30.   INVESTMENT INCOME

                                                        SIX MONTHS ENDED     Six months ended
                                                         30TH JUNE, 2005      30th June, 2004
                                                             (UNAUDITED)          (Unaudited)
      Share of profit of a jointly controlled entity           8,443,125           12,558,430
      Share of profit of an associated company                 2,953,716            1,004,962

                                                              11,396,841           13,563,392

31.   NON-OPERATING EXPENSES

                                                        SIX MONTHS ENDED     Six months ended
                                                         30TH JUNE, 2005      30th June, 2004
                                                             (UNAUDITED)          (Unaudited)
      Loss on temporary shutdown                              12,269,275            6,045,532
      Loss on disposal of fixed assets                           474,816           35,672,355
      Loss on impairment of construction in progress                   -           19,814,260
      Loss on impairment of intangible assets                          -            6,698,195
      Other                                                    1,174,067            1,873,383

                                                              13,918,158           70,103,725

VI. NOTES TO THE FINANCIAL STATEMENTS OF THE COMPANY

1.    ACCOUNTS RECEIVABLE

                                          30TH JUNE,       31st December,
                                                2005                 2004
                                         (UNAUDITED)            (Audited)

      Accounts receivable              1,025,172,847          963,343,437
      Less: Specific provision          (639,893,120)        (640,775,409)

                                         385,279,727          322,568,028

      (a) Analysis of accounts receivable's ageing and provision for bad debts:

                                     30TH JUNE, 2005                  31st December, 2004
                                        (UNAUDITED)                        (Audited)
                                              PROVISION FOR                       Provision for
                               BALANCE      %     BAD DEBTS         Balance     %     bad debts
      Ageing:
      Within 1 year        358,683,910     35            --     281,439,555    29            --
      1-2 years                     --      0            --              --     0            --
      2-3 years                     --      0            --         298,777     0      (298,777)
      More than 3 years    666,488,937     65  (639,893,120)    681,605,105    71  (640,476,632)

                         1,025,172,847    100  (639,893,120)    963,343,437   100  (640,775,409)

      (b) Except for the receivables due from PetroChina Group Companies as disclosed in Note VII(g), there are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in accounts receivable.

      (c) At 30th June, 2005, the total balance of the five largest accounts receivable was RMB431,347,833, representing 42% of the total accounts receivable balance.

      (d) The Company's provisioning policy for doubtful debts is based on a detailed review of the collectibility of the receivable balances at year end. This provisioning policy and the basis for recognition of receivables have been consistently applied. At 30th June, 2005, accounts receivable aged over 3 years which have not been provided provision mainly comprise receivables due from third party debtors of RMB17.25 million (31st December, 2004: 27.5 million) and JCGC of RMB9.35 million (31st December, 2004: 13.63 million) respectively. Based on a detailed review of the collectibility of the above un-provided receivable balances at 30th June, 2005, management considers that there has been no change in the assessment results from prior years as these debtors are under stable operation status, have good historical repayment records and have complied with the debt repayment schedules as agreed with the Company. Accordingly, no provision is necessary.

2.    OTHER RECEIVABLES

                                           30TH JUNE,       31st December,
                                                 2005                 2004
                                          (UNAUDITED)            (Audited)

      Other receivables                    80,858,155           92,476,222
      Less: Specific provision            (73,363,471)         (73,381,286)

                                            7,494,684           19,094,936

      (a)   Analysis of other receivables' ageing and provision for bad debts:

                                     30TH JUNE, 2005                      31st December, 2004
                                       (UNAUDITED)                              (Audited)
                                                 PROVISION FOR                           Provision for
                              BALANCE       %        BAD DEBTS          Balance      %       bad debts
      Ageing:
      Within 1 year         6,782,173       8               --       18,310,771     20              --
      1-2 years                    --       0               --          302,810      0        (127,602)
      2-3 years               302,810       0         (127,602)         772,564      0        (163,607)
      More than 3 years    73,773,172      92      (73,235,869)      73,090,077     80     (73,090,077)

                           80,858,155     100      (73,363,471)      92,476,222    100     (73,381,286)

      (b) There are no balances due from shareholders who hold more than 5% (including 5%) of the shares of the Company included in other receivables.

      (c) As at 30th June, 2005, the total balance of the five largest other receivables was RMB25,873,532, representing 32% of the total other receivables balance.

3.    LONG-TERM EQUITY INVESTMENTS

                                          1st January,                                         30TH JUNE,
                                                  2005       ADDITIONS         DECREASE              2005
                                             (Audited)     (Unaudited)      (Unaudited)       (UNAUDITED)
      Subsidiaries (NOTE (1))               70,330,134       8,289,734               --        78,619,868
      Jointly controlled entity (NOTE (2))  89,834,909       8,443,125      (24,000,000)       74,278,034
      Associated company (NOTE (2))          9,304,685       2,953,716               --        12,258,401

                                           169,469,728      19,686,575      (24,000,000)      165,156,303

      As at 30th June, 2005, total investment of the Company represents 3% of the net assets.

      (1)   Subsidiaries

            (a)   Details of long-term investments:

                                             PERCENTAGE OF EQUITY HELD       ORIGINAL INVESTMENT
      NAME OF                                1st January,   30TH JUNE,   1st January,                     30TH JUNE,
      ENTERPRISE      INVESTMENT PERIOD              2005         2005           2005      ADDITIONS            2005
                                                (Audited)  (UNAUDITED)      (Audited)    (Unaudited)      (UNAUDITED)
                                                        %            %
      Winsway         7th August, 1995 to              70           70     36,154,000             --       36,154,000
                        6th August, 2005
      Songmei         26th December, 1997 to           66           66     47,660,421             --       47,660,421
                        25th December, 2017
      Jianxiu         12th February, 2001 to           99           99     44,537,759             --       44,537,759
                        12th February, 2008
      Xinghua         21st February, 1991 to           75           75     19,250,000             --       19,250,000
                        20th February, 2011

                                                                          147,602,180             --      147,602,180

            (b) The movements of investments in subsidiaries accounted for using the equity method of accounting are as follows:

                               1st January,                         SHARE                  30TH JUNE,
                                       2005    ADDITIONAL          OF NET      DIVIDEND          2005
                                 book value    INVESTMENT   PROFIT/(LOSS)      RECEIVED    BOOK VALUE
                                  (Audited)   (Unaudited)     (Unaudited)   (Unaudited)   (UNAUDITED)
      Winsway                    36,740,580            --        (811,196)           --    35,929,384
      Songmei                    19,638,596            --      14,797,428            --    34,436,024
      Jianxiu                    13,950,958            --      (5,696,498)           --     8,254,460
      Xinghua (NOTE IV (I))              --            --              --            --            --

                                 70,330,134            --       8,289,734            --    78,619,868

      (2) See Note V 8 for investments in jointly controlled entity and associated company.

4.    SALES REVENUE

                                                               SIX MONTHS ENDED     Six months ended
                                                                30TH JUNE, 2005      30th June, 2004
                                                                    (UNAUDITED)          (Unaudited)
      Petroleum products                                          7,589,622,286        6,431,753,688
      Petrochemical and organic chemical products                 7,248,072,289        5,051,176,198
      Synthetic rubber products                                     878,240,816          723,277,372
      Chemical fertilizers and inorganic chemical products          339,288,295          339,334,632

                                                                 16,055,223,686       12,545,541,890

5.    COST OF SALES

                                                               SIX MONTHS ENDED     Six months ended
                                                                30TH JUNE, 2005      30th June, 2004
                                                                    (UNAUDITED)          (Unaudited)
      Petroleum products                                          8,519,812,965        6,132,236,068
      Petrochemical and organic chemical products                 5,509,240,882        3,891,630,394
      Synthetic rubber products                                     706,814,460          508,238,015
      Chemical fertilizers and inorganic chemical products          352,358,398          389,096,202

                                                                 15,088,226,705       10,921,200,679

6.    INVESTMENT INCOME/(LOSS)

                                                               SIX MONTHS ENDED     Six months ended
                                                                30TH JUNE, 2005      30th June, 2004
                                                                    (UNAUDITED)          (Unaudited)
      Share of profit of a jointly controlled entity                  8,443,125           12,558,430
      Share of profit of an associated company                        2,953,716            1,004,962
      Share of profit/(loss) of subsidiaries                          8,289,734          (21,410,416)

                                                                     19,686,575           (7,847,024)

VII. RELATED COMPANIES AND RELATED PARTY TRANSACTIONS

(A)   RELATED COMPANIES IN WHICH CONTROL EXISTS

      NAME OF        PLACE OF                                        RELATIONSHIP WITH       NATURE OF               LEGAL
      ENTERPRISE     REGISTRATION    PRINCIPAL ACTIVITIES            THE COMPANY             THE ENTERPRISE          REPRESENTATIVE
      CNPC           PRC             Exploration, development,       Ultimate holding        State-owned             Chen Geng
                                       production and sale of          company                 enterprise
                                       natural resources

      PetroChina     PRC             Exploration, manufacture        Immediate holding       Joint stock limited     Chen Geng
                                       and sale of petroleum           company                 company
                                       and natural gas; pipeline
                                       transportation, manufacture
                                       and sale of petrochemical
                                       products

      Winsway        PRC             Transportation of               Subsidiary              Sino-foreign equity     Ni Muhua
                                       petrochemical products                                  joint venture

      Songmei        PRC             Manufacture of                  Subsidiary              Sino-foreign            Ni Muhua
                                       acetic acid                                             co-operative
                                                                                               joint venture

      Jianxiu        PRC             Machinery repair                Subsidiary              Joint venture           Zhang Xingfu
                                       and installation

      Jinxiang       PRC             Inspection, research and        Indirect subsidiary     Limited company         Li Jiangqiang
                                       consultation of
                                       pressure vessels

(B) REGISTERED CAPITAL (AND ITS MOVEMENTS) OF RELATED COMPANIES IN WHICH CONTROL EXISTS

                      1st January,                                   30TH JUNE,
      NAME                    2005     ADDITIONS       DECREASE            2005
                         (Audited)   (Unaudited)    (Unaudited)     (UNAUDITED)
                           RMB'000       RMB'000        RMB'000         RMB'000

      CNPC             114,900,000            --             --     114,900,000
      PetroChina       175,824,180            --             --     175,824,180
      Winsway               51,450            --             --          51,450
      Songmei               72,000            --             --          72,000
      Jianxiu               45,200            --             --          45,200
      Jinxiang               2,000            --             --           2,000

(C) REGISTERED CAPITAL OF THE COMPANY HELD BY THE RELATED COMPANY WHICH CONTROLS THE COMPANY

                      1st January,                                             30TH JUNE,
      NAME                2005             ADDITIONS           DECREASE           2005
                        (Audited)         (Unaudited)        (Unaudited)       (UNAUDITED)
                       RMB'000    %       RMB'000    %       RMB'000    %       RMB'000    %
      PetroChina     2,396,300   67            --   --            --   --     2,396,300   67

(D)   MOVEMENTS OF THE CAPITAL OR EQUITY OF SUBSIDIARIES CONTROLLED BY THE
      COMPANY

                    Capital or                                                   CAPITAL
                        equity                                                 OR EQUITY
                      held at                                                    HELD AT
                  1st January,                                                30TH JUNE,
                          2005         ADDITIONS          REDUCTION                 2005
                     (Audited)    %  (Unaudited)     %   (Unaudited)      %   (UNAUDITED)      %
      Winsway       36,154,000   70           --    --            --     --    36,154,000     70
      Songmei       47,660,421   66           --    --            --     --    47,660,421     66
      Jianxiu       44,537,759   99           --    --            --     --    44,537,759     99
      Jinxiang       1,881,000   94           --    --            --     --     1,881,000     94

(E)   RELATED COMPANIES IN WHICH NO CONTROL EXISTS

                                                                                                          EQUITY
                                                                                                      PERCENTAGE
                                                                                                         HELD AT
                             NATURE OF THE     DATE OF          PLACE OF      REGISTERED              30TH JUNE,    PRINCIPAL
NAME                         ENTERPRISE        REGISTRATION     REGISTRATION     CAPITAL   CURRENCY         2005    ACTIVITIES
                                                                                 RMB'000
JOINTLY CONTROLLED ENTITY
  - BASF                     Sino-foreign      18th November,   Jilin            150,000        RMB          40%    Manufacturing of
                               joint venture     1995                                                                petrochemical
                                                                                                                     products
ASSOCIATED COMPANY
  - Lianli                   State-owned       22nd March,      Jilin             42,210        RMB          47%    Wholesale and
                                                 2001
                                                                                                                     retail of
                                                                                                                     petrochemical
                                                                                                                     products

      Besides the above jointly controlled entity and associated company, CP Finance, JCGC and its subsidiaries and the Company are subsidiaries of CNPC.

(F)   SIGNIFICANT RELATED PARTY TRANSACTIONS

                                                               SIX MONTHS ENDED     Six months ended
                                                                30TH JUNE, 2005      30th June, 2004
                                                                    (UNAUDITED)          (Unaudited)
      PETROCHINA GROUP COMPANIES
      Purchase of crude oil                                       7,381,606,716        6,346,802,733
      Purchase of production materials                            3,087,315,721          889,064,803
      Sale of gasoline and diesel oil                             6,370,666,069        4,797,824,641
      Sale of petrochemical products                              5,781,710,572        4,027,539,747
      Railway transport and water treatment services                 17,093,143           14,950,134
      Property safety and insurance fund (NOTE (1))                  16,575,567           16,474,896
      Lease of machinery and equipment                               15,650,000           13,867,000

      CNPC GROUP COMPANIES
      Loan drawn                                                  2,861,390,000        4,438,120,000
      Interest income                                                   205,404               80,824
      Interest expenses                                              58,391,975          117,735,079
      Purchase of materials                                           4,883,238           35,763,456

      JCGC GROUP COMPANIES
      Sale of products                                              803,707,733          688,092,135
      Examination and maintenance services                            1,551,967            2,428,644
      Construction of fixed assets                                    6,406,419           65,294,023
      Purchase of production materials and spare parts               55,902,999           46,100,792
      Welfare and supporting services                                42,450,152          146,837,253
      Operating rental on land & property                             3,200,000            4,320,222

      LIANLI
      Sale of products                                              106,970,293           45,603,486
      Purchase of production materials                               13,100,597           17,031,242

      The prices of the transactions between the Group and related companies are primarily based on market prices or agreement.

      (1) The Group participates in the property safe and insurance fund plan established and organised by CNPC under which it is required to make annual contribution to the plan at the 0.4% of the average cost of fixed assets and inventory. The fund is mainly used to compensate for the accidental property loss.

(G)   RELATED PARTY BALANCES

                                                                                 30TH JUNE,       31st December,
                                                                                       2005                 2004
                                                                                (UNAUDITED)            (Audited)
      Accounts receivable from
       -- PetroChina Group Companies                                            287,222,470          211,529,663
       -- JCGC Group Companies                                                  172,006,595          169,077,379
       -- Lianli                                                                 17,147,018           23,138,266

      Accounts receivable due from related parties are for goods sold to these companies.

      Other receivables from
       -- JCGC Group Companies                                                    8,634,241            8,633,041

      Other receivables due from related parties are mainly for expenses paid on their behalf.

      Advances to suppliers to
       -- JCGC Group Companies                                                   66,330,799          129,713,525
       -- CNPC Group Companies                                                   10,147,018            7,171,710
       -- Lianli                                                                         --              239,298

      The balance mainly represents advance payments for import of machinery through JCGC.

      Accounts payable to
       -- CNPC Group Companies                                                1,160,276,272          186,038,691
       -- PetroChina Group Companies                                              3,717,784                   --
       -- JCGC Group Companies                                                   16,194,689           32,486,521
       -- Lianli                                                                         --            4,482,628

      Advances from
       -- PetroChina Group Companies                                          1,460,160,000        1,481,263,819
       -- JCGC Group Companies                                                    9,731,236           11,517,711
       -- Lianli                                                                         --            4,625,674

      Other payables to
       -- JCGC Group Companies                                                   32,350,846           41,618,179

      Short-term loans from
       -- CP Finance                                                            975,120,000        2,874,330,000

      Other long-term liabilities from
       -- JCGC Group Companies                                                  262,609,396          333,208,992

(H)   LOANS GUARANTEED BY RELATED PARTIES

                                                          30TH JUNE,    31st December,
                                                                2005              2004
                                                         (UNAUDITED)         (Audited)
      Guaranteed by
        - PetroChina Group Companies (NOTE V 19,20)      676,434,396       747,033,992
        - JCGC Group Companies (NOTE V 19)               216,859,343       239,035,505

VIII. CAPITAL COMMITMENTS

      At the balance sheet date, capital expenditures contracted for but not recognized in the financial statements are as follows:

                                                          30TH JUNE,    31st December,
                                                                2005              2004
                                                         (UNAUDITED)         (Audited)
      Property, plant and equipment                       12,099,300        40,646,387

IX.   NET PROFIT BEFORE NON-OPERATING LOSS

                                                                          SIX MONTHS ENDED     Six months ended
                                                                           30TH JUNE, 2005      30th June, 2004
                                                                               (UNAUDITED)          (Unaudited)
      Net profit                                                               123,956,551          605,087,927
      Add/(Deduct): Non-operating (profit)/loss
                  -- Net (income)/loss from disposal of fixed assets            (4,638,282)          34,157,624
                  -- Non-seasonal shutdown                                      12,269,275            6,045,532
                  -- Reversal of assets impairment provision                      (900,104)          (1,570,546)
                  -- Subsidy income                                             (2,683,084)                  --
                  -- Other                                                      (1,170,067)           1,133,550

                                                                               126,834,289          644,854,087
                   Net impact on income tax                                       (949,654)                  --

      Net profit before non-operating loss                                     125,884,635          644,854,087

SUPPLEMENTARY INFORMATION

SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

Effect of significant differences between PRC GAAP and IFRS on profit and equity is summarised below.

                                                                                      SIX MONTHS ENDED 30TH JUNE,
                                                                                         2005                 2004
                                                                          NOTES           RMB                  RMB
Net profit as reported under PRC GAAP                                                 123,957              605,088
Adjustments to conform with IFRS:
  - Depreciation expense due to revaluation of fixed assets
      at 28th February, 1995                                               (I)           (726)                (726)
  - Depreciation expense on fixed assets due to difference
      in exchange gains capitalised                                       (III)        (3,655)              (3,655)
  - Amortisation of housing subsidy cost                                  (IV)         (4,660)              (4,660)
  - Reversal of amortisation of land use rights                            (V)         10,636               10,307
  - Tax adjustment                                                        (VI)          2,984                    -
  - Minority interest                                                     (VII)         6,494              (12,786)

Profit as reported under IFRS                                                         135,030              593,568

                                                                                   30TH JUNE,       31st December,
                                                                                         2005                 2004
                                                                          NOTES           RMB                  RMB
Shareholders' equity as reported under PRC GAAP                                     5,977,581            5,853,624
Adjustments to conform with IFRS:
  - Surplus on revaluation of fixed assets at 28th February, 1995          (I)         29,033               29,033
  - Deferred tax effect on revaluation surplus on revaluation
      of fixed assets at 28th February, 1995                               (I)         (9,580)              (9,580)
  - Depreciation expense due to revaluation at 28th February, 1995         (I)        (15,003)             (14,277)
  - Difference in loss on write-off of fixed assets due to revaluation
      at 28th February, 1995                                              (II)         (6,309)              (6,309)
  - Exchange gains in respect of funds borrowed for fixed assets          (III)       112,471              112,471
  - Depreciation expense on fixed assets due to difference in
      exchange gains capitalised                                          (III)       (60,661)             (57,006)
  - Housing subsidy cost                                                  (IV)         29,542               34,202
  - Deferred tax effect on housing subsidy cost                           (IV)        (23,587)             (23,587)
  - Adjustment of land use rights at 1st January, 2001                     (V)       (853,657)            (864,293)
  - Tax adjustment                                                        (VI)          3,772                  788
  - Minority interest                                                     (VII)        20,770               14,276

Equity as reported under IFRS                                                       5,204,372            5,069,342

SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS") (Continued)
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

(i) In connection with the application for listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the Company engaged American Appraisal Hong Kong Limited, independent valuers in Hong Kong, to perform a valuation of all of the Group's fixed assets as of 28th February, 1995. The valuation resulted in a surplus of RMB29,033. The surplus arising from the valuation was credited to revaluation reserve. Depreciation expense under IFRS includes the effect of revaluation of fixed assets at 28th February, 1995. Under PRC GAAP, this revaluation, which was not officially approved as part of the 1994 Restructuring, was not recognised. Accordingly, depreciation charge calculated under PRC GAAP is lower than that under IFRS.

(ii) In prior years, certain fixed assets including those revalued at 28th February, 1995 were written off in connection with the shut down of manufacturing assets. As the effect of the valuation at 28th February, 1995 has not been recognised under PRC GAAP, additional loss on write-off of fixed assets relating to the surplus arising from the 28th February, 1995 revaluation was recorded in the IFRS financial statements.

(iii) Under IFRS, foreign currency translation gains relating to borrowings to the extent that they are adjustments to the interest costs of funds used to finance the construction of fixed assets are capitalised. Under PRC GAAP, all foreign currency translation differences relating to funds borrowed to finance the construction of fixed assets are capitalised during the construction period. Accordingly, the cost of the underlying fixed assets as reported in the IFRS financial statements is greater than that as determined under PRC GAAP, and thus resulted in additional depreciation charge.

(iv) As a result of the reorganisation of CNPC and PetroChina, PetroChina agreed to bear the cost of housing subsidy and accordingly the relevant payable to JCGC of RMB84,089, after netting off deferred tax of RMB23,587, was credited to capital reserve under IFRS. Under PRC GAAP, the payable of RMB84,089 was offset against housing subsidy cost brought forward of RMB75,681 and the balance of RMB8,408 was credited to capital reserve. Consequently, there is no amortisation of housing subsidy cost under PRC GAAP.

(v) Under PRC GAAP, land use rights are recognised at the appraised value and amortised over 50 years. With effect from 1st January, 2001, the Company has applied IAS 17 "Leases", as clarified by IAS 40 "Investment Property", to the accounting for land use rights. The Company has therefore reclassified land use rights as operating leases and is now reflecting the carrying value of land use rights at historical cost of RMB nil. Consequently, there is no amortisation of land use rights under IFRS commencing 2001.

(vi)  Adjustment of deferred tax effect of items (i) through (iv) above.

(vii) In accordance with the revised IAS1 and 27 (both revised in 2003), minority interest becomes part of the profit for the period and total equity of the Group, whereas under PRC GAAP, they are respectively excluded from the net profit and total shareholders' equity of the Group.

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("US GAAP")
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

Effect of significant differences between IFRS and US GAAP on profit and equity is summarised below:

                                                                                 SIX MONTHS ENDED 30TH JUNE,
                                                                         2005                2004                 2005
                                                           NOTES          RMB                 RMB                  USD
Profit under IFRS                                                     135,030             593,568               16,315
US GAAP adjustments:
  - Depreciation charge on fixed asset
      revaluation surplus on Restructuring
      and at 28th February, 1995                            (I)         4,541               5,611                  549
  - Depreciation charge on writedown in
      carrying amount (net of minority interests)
      of fixed assets, net of impairment                    (I)       (12,722)            (12,978)              (1,537)
  - Difference in loss on write-off of fixed assets
      due to writedown in carrying amount of
      fixed assets                                          (I)            --             (19,978)                  --
  - Depreciation charge on foreign currency
      translation difference on interest
      components capitalised in fixed assets               (II)           765                 765                   92
  - Tax effect                                             (IV)         2,447                  --                  296
  - Minority interest                                       (V)        (6,494)             12,786                 (785)

Profit under US GAAP                                                  123,567             579,774               14,930

Basic and diluted earnings per share                                  RMB0.03             RMB0.16              USD0.00

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("US GAAP") (Continued)
(AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

                                                                   30TH JUNE,      31st December,      30TH JUNE,
                                                                         2005                2004            2005
                                                      NOTES               RMB                 RMB             USD
Equity as reported under IFRS                                       5,204,372           5,069,342         628,813
US GAAP adjustments:
  - Fixed asset revaluation on Restructuring
      and at 28th February, 1995                       (I)           (744,007)           (744,007)        (89,894)
  - Depreciation charge on fixed assets due
      to revaluation on Restructuring and
      at 28th February, 1995                           (I)            681,225             676,684          82,308
  - Reduction in loss on write-off of
      fixed assets                                     (I)             11,532              11,532           1,393
  - Reversal of writedown in carrying amount
      (net of minority interests) of fixed assets,
      net of impairment of fixed assets                (I)            254,446             254,446          30,743
  - Depreciation charge on writedown in
      carrying amount (net of minority interests)
      of fixed assets, net of impairment               (I)            (66,121)            (53,399)         (7,989)
  - Foreign currency translation difference on
      interest components capitalised in
      fixed assets                                    (II)            (30,616)            (30,616)         (3,699)
  - Depreciation charge on foreign currency
      translation difference on interest
      components capitalised in fixed assets          (II)             13,013              12,248           1,572
  - Gain on transfer of fixed assets to Jilian        (III)           (65,320)            (65,320)         (7,892)
  - Tax effect                                        (IV)            (17,870)            (20,317)         (2,158)
  - Minority interest                                  (V)            (20,770)            (14,276)         (2,510)

Equity as reported under US GAAP                                    5,219,884           5,096,317         630,687

Changes in equity under US GAAP for the six months ended 30th June, 2005 and 2004 are as follows:

                                                                                SIX MONTHS ENDED 30TH JUNE,
                                                                         2005                2004                 2005
                                                                          RMB                 RMB                  USD

Equity as reported under US GAAP at beginning of the period         5,096,317           2,609,909              615,757
Profit for the period                                                 123,567             579,774               14,930

Equity as reported under US GAAP at end of the period               5,219,884           3,189,683              630,687

SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("US GAAP") (Continued)

(I)   REVALUATION OF FIXED ASSETS

      On 30th September, 1994, the fixed assets transferred to the Company by Jilin Chemical Industrial Corporation as part of the Restructuring were appraised, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC. The revaluation of the fixed assets transferred resulted in RMB714,974 in excess of the prior carrying value and was recorded in share capital and capital reserve and not as a revaluation reserve. The depreciation charge on the revaluation surplus for the six months ended 30th June, 2005 was RMB3,815 (2004: RMB4,885), represented the depreciation charge on the revaluation surplus of Jilian (previously a jointly controlled entity of the Company) reclassified since 2003 as a result of the Company's acquisition of the remaining 35% equity interest in Jilian in December 2002. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charge is reversed.

      On 28th February, 1995, the Group's fixed assets were further revalued by a firm of independent valuers registered in Hong Kong to satisfy the Hong Kong Stock Exchange listing requirements. This revaluation, which resulted in an additional revaluation surplus of RMB29,033, was not recognised by the PRC authorities and was therefore not recorded in the statutory accounting books. The depreciation charge on the revaluation surplus for the six months ended 30th June, 2005 was RMB726 (2004: RMB726). For purposes of reconciling to the US GAAP financial data, the revaluation surplus, the related depreciation charge and the tax effect are reversed.

      In prior years, certain fixed assets with a net book value of RMB11,532 related to revaluation surplus recorded in share capital and capital reserve were written off as a charge to the income statement in connection with the shut down of manufacturing assets. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation relating to the write-off of fixed assets is reversed.

      As at 31st December, 2002, the directors of the Company compared the carrying amount of the Group's property, plant and equipment to their estimate of its fair value, and on the basis of this review, made an adjustment to reduce the carrying amount by RMB323,844. Under IFRS, the adjustment arising from the comparison, net of minority interests of RMB1,604, amounting to RMB322,240 was charged to the income statement. For purposes of reconciling to the US GAAP financial data, the write-down adjustment is reversed since the related undiscounted cash flows adequately recover the carrying value of these assets despite a decrease in fair value. As at 31st December, 2003, the discounted cash flows of certain fixed assets among the above write-down fixed assets were lower than their carrying value by RMB42,700 and was charged to the income statement for the reconciliation to US GAAP.

      In 2004, certain fixed assets of which the carrying amount under IFRS is lower than that under US GAAP by RMB25,094 (for the six months ended 30th June, 2005: nil; for the six months ended 30th June, 2004: RMB19,978) due to the above write-down adjustment of RMB322,240 at 31st December, 2002 were written off. For purposes of reconciling to the US GAAP financial data, the additional loss on fixed assets write-down, amounting to RMB25,094 is charged to the income statement.

      The net impact of the above write-down adjustment of RMB254,446 (2004:
      RMB254,446) is reversed as at 30th June, 2005. The related depreciation of above write-down adjustment for the six months ended 30th June, 2005 of RMB12,722 (2004: RMB12,978) is charged to the income statement.

(II)  FOREIGN EXCHANGE LOSSES

      Under US GAAP, foreign exchange losses are expensed in the period in which they occur.

      Under IFRS, the Group capitalised foreign currency translation difference relating to borrowings to the extent that these are adjustments to the interest costs of funds used to finance the construction of fixed assets during the period of construction. For purposes of reconciling to the US GAAP financial data, the effect of the capitalised foreign currency translation difference and the related depreciation charge is reversed.

(III) FIXED ASSETS TRANSFERRED TO JILIAN

      During the period ended 31st December, 1994, certain fixed assets of the Company were appraised and transferred to Jilian, which was 65% owned and jointly controlled by the Company prior to December 2002 when the Company acquired the 35% minority interest. At the time of the 1994 transfer, the Company retained 65% of revaluation surplus arising from the appraisal of these assets which amounted to RMB121,309 within the revaluation reserve and recognized a gain of RMB65,320, representing 35% of revaluation surplus, from the transfer to the other joint venture partner of a 35% interest in the fixed assets. The depreciation charge on the revaluation surplus related to these assets for the six months ended 30th June, 2005 was RMB3,815 (2004: RMB3,815). For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charge and the gain on the transfer is reversed. In addition, as the Company acquired the remaining 35% equity interest in Jilian in December 2002, Jilian has become a branch of the Company. Therefore, since 2003, the reversed depreciation charge on the revaluation surplus for Jilian's fixed assets has been included in the Company's depreciation charge on fixed assets due to revaluation on Restructuring and at 28th February, 1995 for the reconciliation to US GAAP.

(IV)  INCOME TAX EFFECT
      Adjustment to reflect deferred tax effect of US GAAP reconciliation items
      (i) through (iii) above. In years prior to 2004, a full valuation allowance was established under US GAAP to reduce net deferred tax assets to zero. Beginning 31st December, 2004, the valuation allowance was reversed as it is more likely than not that such deferred tax assets would be realised.

(V) In accordance with the revised IAS1 and 27 (both revised in 2003), minority interest becomes part of the profit for the period and total equity of the Group, whereas under US GAAP, they are respectively excluded from the net profit and total shareholders' equity of the Group.

(VI) Amounts in RMB have been converted into United States dollars at the respective rates of USD1.00 : RMB8.2765 announced by the People's Bank of China as at 30th June, 2005. No representation is made that the RMB amounts could have been or could be converted into US dollars at that rate.

ASSET IMPAIRMENT PROVISION
AS AT 30TH JUNE, 2005 (UNAUDITED)
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

                                                                                                CURRENT PERIOD REDUCTION
                                                                            REVERSAL CAUSED BY
                          AS AT                         CURRENT             INCREASE OF            OTHER TRANSFER-OUT      AS AT
                          1ST JANUARY, 2005             PERIOD ADDITION     ASSETS     VALUE       (NOTE)                  TOTAL
ITEMS                     GROUP          COMPANY        GROUP    COMPANY    GROUP      COMPANY     GROUP       COMPANY     GROUP
1. BAD DEBT PROVISION     714,823,053    714,156,695    --       --         --         --          (900,104)   (900,104)   (900,104)
   Including:
     Accounts receivable  641,441,767    640,775,409    --       --         --         --          (882,289)   (882,289)   (882,289)
     Other receivables    73,381,286     73,381,286     --       --         --         --          (17,815)    (17,815)    (17,815)
2. PROVISION FOR
     IMPAIRMENT OF
     SHORT-TERM
     INVESTMENTS
   Including:
     Equity investments
     Bond investments
3. INVENTORY PROVISION    256,297,079    255,622,836    --       --         --         --          --          --          --
   Including:
     Raw materials        70,820,662     70,820,662     --       --         --         --          --          --          --
     Work in progress     5,643,854      5,643,854      --       --         --         --          --          --          --
     Finished goods       16,210,129     15,535,886     --       --         --         --          --          --          --
     Spare parts          163,262,401    163,262,401    --       --         --         --          --          --          --
     Low value
      consumables and
      packing materials   360,033        360,033        --       --         --         --          --          --          --
4. PROVISION FOR
     IMPAIRMENT OF
     LONG-TERM
     INVESTMENTS
   Including:
     Long-term equity
       investments
     Long-term bond
       investments
5. PROVISION FOR
     IMPAIRMENT OF
     FIXED ASSETS         282,023,248    269,931,112    --       --         --         --          --          --          --
   Including:
     Buildings            54,004,790     54,320,147     --       --         --         --          --          --          --
     Machinery            176,484,961    175,250,656    --       --         --         --          --          --          --
     Equipment            46,996,897     39,123,709     --       --         --         --          --          --          --
     Motor vehicles       4,536,600      1,236,600      --       --         --         --          --          --          --
6. PROVISION FOR
     IMPAIRMENT OF
     INTANGIBLE ASSETS    6,698,195      6,698,195      --       --         --         --          --          --          --
   Including:
     Technical know-how   6,698,195      6,698,195      --       --         --         --          --          --          --
     Patent               --             --             --       --         --         --          --          --          --
7. PROVISION FOR
     IMPAIRMENT OF
     CONSTRUCTION IN
     PROGRESS             7,220,081      7,220,081      --       --         --         --          --          --          --
8. PROVISION FOR TRUST
     LOAN

ASSET IMPAIRMENT PROVISION
AS AT 30TH JUNE, 2005 (UNAUDITED)
(ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)




                                          30TH JUNE, 2005
ITEMS                        COMPANY      GROUP        COMPANY
1. BAD DEBT PROVISION        (900,104)    713,922,949  13,256,591
   Including:
     Accounts receivable     (882,289)    640,559,478  639,893,120
     Other receivables       (17,815)     73,363,471   73,363,471
2. PROVISION FOR
     IMPAIRMENT OF
     SHORT-TERM
     INVESTMENTS
   Including:
     Equity investments
     Bond investments
3. INVENTORY PROVISION       --           256,297,079  255,622,836
   Including:
     Raw materials           --           70,820,662   70,820,662
     Work in progress        --           5,643,854    5,643,854
     Finished goods          --           16,210,129   15,535,886
     Spare parts             --           163,262,401  163,262,401
     Low value
      consumables and
      packing materials      --           360,033      360,033
4. PROVISION FOR
     IMPAIRMENT OF
     LONG-TERM
     INVESTMENTS
   Including:
     Long-term equity
       investments
     Long-term bond
       investments
5. PROVISION FOR
     IMPAIRMENT OF
     FIXED ASSETS            --           282,023,248  269,931,112
   Including:
     Buildings               --           54,004,790   54,320,147
     Machinery               --           176,484,961  175,250,656
     Equipment               --           46,996,897   39,123,709
     Motor vehicles          --           4,536,600    1,236,600
6. PROVISION FOR
     IMPAIRMENT OF
     INTANGIBLE ASSETS       --           6,698,195    6,698,195
   Including:
     Technical know-how      --           6,698,195    6,698,195
     Patent                  --           --           -
7. PROVISION FOR
     IMPAIRMENT OF
     CONSTRUCTION IN
     PROGRESS                --           7,220,081    7,220,081
8. PROVISION FOR TRUST
     LOAN

NOTE: The other transfer-out of bad debt provision in the first half of 2005 represents the reversal of the provision due to the collection of according receivables.

DOCUMENTS AVAILABLE FOR INSPECTION AND ADDRESS FOR INSPECTION OF DOCUMENTS

1. The original copy of 2005 interim report of the Company signed by the chairman of the Board.

2. The original copies of financial statements for the six months ended 30th June, 2005 prepared under PRC GAAP and IFRS signed by the legal representative, the chief financial officer and the head of the finance department of the Company.

3. The original copies of all the corporate correspondences and announcements released by the Company in the newspapers designated by CSRC during the reporting period.

4.    The articles of association of the Company.

5.    The interim report released in Hong Kong.

      All the above documents are available for inspection at:
      Jilin Chemical Industrial Company Limited
      The Secretary's Office to the board of directors
      No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC Tel : (86432) 3903651 3903652
      Fax : (86432) 3028126

      NOTE: This interim report is prepared in both Chinese and English. In the event of any inconsistency between the two versions, the Chinese version shall prevail.